2010 Annual Report

Westport

INNOVATIONS INC.

1 Letter to Shareholders

4 Sustainability Report

9 Management's Discussion and Analysis

18 Management's Report to the Shareholders

18 Auditors' Report to the Shareholders

19 Report of Independent Registered Public Accounting Firm

20 Consolidated Balance Sheets

21 Consolidated Statements of Operations

21 Consolidated Statements of Comprehensive Income (Loss)

22 Consolidated Statements of Shareholders' Equity

23 Consolidated Statements of Cash Flows

25 Notes to Consolidated Financial Statements

41 Shareholder Information

LETTER TO SHAREHOLDERS

To our shareholders,

Fiscal 2010 has been a positive year for Westport's growth and development. This growth came from new partnerships, increased interest in the existing markets, and new market opportunities, despite tough economic conditions for most of our fiscal year. Leading our growth in revenue, Cummins Westport (CWI), our 50:50 joint venture with Cummins, experienced several key developments throughout the year. CWI began the year with a new President, Roe East, then added nine new original equipment manufacturers (OEMs) bringing the total vehicles offering CWI engines globally to over 65, while recording over $120 million in total revenue.

Westport announced its cooperation with European manufacturer Volvo AB, detailing the next phase of the relationship originally announced in July 2008. Westport and Volvo have moved ahead to develop Westport's natural gas fuel system for Volvo engines, involving Westport as a Tier 1 supplier. Westport has also entered the carbon market, registering the first Canadian project and the first global transportation project to the Voluntary Carbon Standard (VCS). This enables both CWI and Westport HD customers to sell Westport their carbon credits for some revenue, while reaping all the benefits of their natural gas vehicles.

Juniper Engines (Juniper), our 51:49 joint venture with OMVL of Italy, achieved U.S. Environmental Protection Agency (EPA) certification of its 2.4L engine, and was selected by Clark Material Handling Asia for its forklifts in the 1.5 to 3.3 tonne product range. Juniper is off to a quick start and we see strong growth and an exciting future for Juniper and its target market in light-duty engines running on natural gas and liquid propane gas (LPG).

Fiscal 2010 marked our 7th consecutive year of revenue growth, recording a total of $130.7 million in sales—up 7.3% compared to fiscal 2009. This is in line with our expectations for single digit growth for the year as a result of the financial market collapse last year. Consolidated revenues for the fourth quarter were $35.7 million, up 35.7% compared to Q4 last year. CWI continues to demonstrate strong earnings leverage, with our share of the joint venture's net income rising by 93% year over year to $7.6 million. CWI saw more revenue in fiscal 2010 on fewer units than the previous year, thanks to product mix weighted to the larger ISL G for the North American market. Westport HD has held firm with relatively flat revenues in the face of economic factors and pending government incentive plans delaying customer buying decisions.

Looking back, our three year average growth rate has been 29% on a compound annual growth rate (CAGR) basis and our strategic plan calls for continued strong growth as we launch new products, new alliances, and see increased market penetration for natural gas products.

As we have consistently advised, we use a three year rolling CAGR of approximately 30% in our business modeling and this would suggest that over the next few years that Westport, including CWI, will grow substantially. This will come from further growth in market penetration rates of existing markets such as transit and refuse fleets around the world, and from new products and new markets such as regional and long-haul trucking in several geographic areas. Any time we talk about new market creation, we need to understand that there is no straightforward path and our plans need to be flexible, creative, and opportunistic. Looking forward, we are going to discuss our different lines of business.

CUMMINS WESTPORT

Starting with CWI, we are seeing strong growth in the North American refuse and regional trucking markets, some of which—such as the San Bernardino contract with Ryder—was driven by federal stimulus contracts. The transit market also has a few major deals this year, which will ship in 2011 and 2012. Internationally, we continue to see strong potential in India and in China to serve the export markets. CWI is also benefitting from our new relationship with Volvo, and CWI has engines now available in several of the Volvo brands including Mack and Renault.

CWI does face some uncertainty this year and next in North America if the natural gas vehicle incentives expire at the end of this calendar year. That said, our customers understand that there is good momentum behind new incentives in the NATGAS Act that would double the tax credit for natural gas trucks, including those with CWI engines. Thus, we are facing a binary situation in CWI where if incentives expire as scheduled at the end of this year, we may see a rush to order before the deadline, followed by a "dead" period. Or alternatively, we may see a transformative market incentive that suddenly makes natural gas trucks an economic "must have" for fleets. In the short term—until we see clarity on the incentives and their timing—we expect fleets to take a cautious "wait and see" stance.

WESTPORT HD

The second line of business is Westport HD, offering our high-performance Westport GX heavy-duty truck engine, which is now available in Kenworth and Peterbilt trucks in North America and Kenworth trucks in Australia. The GX has been derived from the market-leading Cummins ISX diesel engine with support and assistance from Cummins. As you can see, GX product revenue tailed off slightly this fiscal year—114 units shipped vs. 131 units last year. As we pointed out during the year, the drop was expected. We launched the GX to support the Clean Trucks Program at the Ports of Los Angeles and Long Beach, and as expected the first phase of the Ports program began to wind down in late 2009. Also, with the significantly lower port volumes following the 2008 economic collapse, Clean Truck Program volumes were lower than anticipated when the program was first announced.

During 2009, we began to reposition for both the new 2010 emissions standards applying to the GX product, and the reconfiguring of our market effort from supporting a local environmental project in Los Angeles to the much larger and more complex long-haul trucking market across the U.S. and Australia. We have invested a lot of time and effort with our partners over the past year to prepare for this new opportunity.

We are also working to reduce costs and pass this through as price reductions. Year over year, our Westport HD average sale price has dropped from around $84,000 to approximately $63,000. Margins have been moving as well, although we expect to re-establish gross margins in the 20% range next year as we complete our transition to new suppliers and redesigned components.

For penetration of the long-haul market, we want to be able to show our prospective customers a 12- to 18-month payback of the incremental cost of this new technology. The savings will come from lower fuel costs for the same mileage driven. On an energy-equivalent basis, liquefied natural gas (LNG) compared to diesel fuel has become even less expensive this year. And with the apparent success of gas shale discoveries and production, our fleet customers, as well as government policy makers, are more confident that the long term price of natural gas in our key markets will remain relatively inexpensive compared to diesel fuel. Oil prices have crept up as the global economy revives, and this has brought concerns of another surprise price spike like the one we saw in spring of 2008. Of course, both commodities are volatile and their price ratio changes daily. But, long term trends are supporting the strong outlook for natural gas as a realistic and attractive substitute for markets where diesel fuel has traditionally dominated.

Within our Westport HD business, we have formed two major alliances to date outside of our existing relationship with Cummins. Our two new partners are Weichai Power Co., Ltd. (Weichai), in China, and Volvo AB, of Gothenburg, Sweden. Both strategic alliances experienced major developments over the last twelve months.

In 2008, we announced participation in a new joint venture (JV) with Weichai to pursue alternative fuel engines for the Chinese domestic market, as well as exports. The JV has recently received government approval and we expect to make our planned investment of US$4.5 million for a 35% position in the first quarter of fiscal 2011 ended June 30, 2010. This JV will commence with an existing natural gas engine product line and we expect sales this year to surpass 100 million RMB (~US$15 million). As well, we also intend to launch a new line of high-pressure direct injection (HPDI) technology engines targeting the trucking market. This is an exciting project and we are pleased to be underway.

Late in 2009, we announced that Westport and Volvo would work together to launch a new HPDI product line based on Volvo diesel engines. This is also an exciting relationship and we expect to demonstrate, with Volvo, that LNG vehicles are mainstream commercial products that will see high growth over the next decade in most global markets. Westport will contribute engineering and product development services as well as components and technology. With our market development experience, we will also be guiding the team's market and product priorities. We have established challenging cost and performance targets but if we are successful, there is no doubt that with Volvo's global market position we can further establish significant market momentum towards natural gas vehicles.

As we launch this complex new system technology, along with LNG refuelling corridors and many new partners and suppliers, delivering that payback to customers is a complex undertaking. Our priority last year was reliability improvements on the new components, and also cost reduction through a combination of work with suppliers and redesigns to reduce manufacturing costs. Reduced costs reduces price of parts, and in combination with increased durability and reliability, we see a double impact on warranty costs, which of course are high as we launch a new product such as the GX.

We have seen excellent progress this year on both fronts and as we transition to some of our new suppliers, such as Delphi, we expect to see over 30% reduction in the cost of our product, which will both improve margins and give us more pricing flexibility. The next step is to ensure that our customers see this in the field by moving some of the older trucks to the new component level, and by ensuring our distribution and support channels are fully aware of the progress we are making on this front.

Looking forward though, the actual number of engines shipped in this quarter or the next few is not important strategically. We have a sufficient field population in various duty cycles in service with our customers and this is delivering invaluable performance data. We are using this feedback to rapidly improve the product. We expect that 2010 model year trucks, when they are delivered, will have higher fuel economy and performance than 2009 models, with higher reliability and durability. We intend to continue to improve the product and reduce costs.

As many of you understand, for more than two years the U.S. Congress and Senate have been discussing ideas to help the US reduce dependence on imported oil and encourage alternative fuel products in the heavy-duty sector. These ideas are embodied in proposed legislation called the NATGAS Act. A key element of this legislation is a significant increase in the tax credit given to buyers of alternative-fuel trucks, effectively eliminating the purchase price premium and leaving the fuel savings as a major incentive. Several hundred thousand trucks operating on LNG would materially reduce the amount of oil the U.S. needs to import. And, the new technology would stimulate new American jobs in truck manufacturers, natural gas exploration and production, and development of a whole new industry to produce and distribute LNG as a truck fuel. The NATGAS Act could have a transformative impact on the U.S. energy picture and this is why it has had considerable bipartisan support.

The most recent development with the NATGAS incentives is that they were included in the recently introduced American Power Act (APA – Kerry/Lieberman). There has been considerable debate about several elements in the APA and it may or may not be passed in its current form. There are a few other paths forward for the NATGAS incentives, but we believe that whether or not the NATGAS incentives appear, over the past two years we have already seen a significant shift in market acceptance of LNG as a viable truck fuel all over the world. Given the relative energy costs in this energy-intensive market, we believe the transition will be inevitable over time. This is an unimaginably large opportunity for Westport, and we have virtually no competition for our technology at this point.

We are working hard to support the many new partners and customers that are moving forward to make this a reality. In that context, it is critical for us to get the product right, get the price right, and get the distribution and support channels ready.

Most recently, we have seen announcements by the Quebec Government, Gaz Métro, and Robert Transport that they will launch

an LNG incentive program and infrastructure along the Quebec to Detroit highway corridor. It's interesting to focus on Quebec because this is a new market for us. What is the reason for their support of LNG? Because LNG trucks align with the government's strategic objectives—development of the large gas shale in Quebec (Utica), carbon emissions reductions in transportation, development and support of leading Quebec companies like Robert and Gaz Métro, and technological leadership and innovation. We are seeing many governments around the world looking at LNG trucks as a new idea that can help drive their policies on economic development, environmental protection, and innovation. With our new relationships with Weichai in China, and Volvo in Sweden, we believe this demonstrates global unanimity in the belief that natural gas will emerge as an important part of the commercial vehicle market around the world. Incentive programs will help accelerate adoption and bring forward the many potential economic and environmental benefits, but we believe that we will inevitably end up at the same place eventually without the pull-forward of incentives.

So concluding on the Westport HD business, we are shifting to new, high volume suppliers and we are rapidly improving product quality and reliability. We will be in position to rapidly scale up production if the market reacts to the new incentives brought in place by various governments, and if the price spread continues to encourage adoption of natural gas as a truck fuel. We're confident this is an attractive business with very large potential returns.

JUNIPER ENGINES

Turning to our third line of business, Juniper, we are pleased to report that we began to ship engines on schedule in April, and so far the launch of this brand new engine has proceeded successfully. Our focus for the near term is to support Clark and ensure that we can scale up production smoothly and with high quality. However, we are actively pursuing several new market opportunities as well, and market feedback on our value proposition has been encouraging. Juniper is offering the markets' first fully-engineered and certified engine systems, based on advanced Hyundai gasoline engines, optimized for natural gas and propane operation, at a very competitive price.

We believe there is a considerable room for new investment in this model and in markets for light-duty engines. Our priority in the short term though, is to ensure we provide a high level of product quality and customer service to our first customers for this important new initiative.

In conclusion, the theme we are now seeing is a global and "all markets" shift toward natural gas as a mainstream fuel. As the dominant player in technology for commercial vehicles, Westport is the natural partner for many players in this industry. Our challenge is to deliver value to major global OEM's and at the same time protect our leading intellectual property position and create shareholder value. Looking ahead, we're cautiously optimistic about sales growth in fiscal 2011, but it is clear we still have challenges in the marketplace as well as our own internal milestones to work through. We still see caution signals in many segments of the commercial vehicle market, with uncertainty rising from general economic conditions as well as market-transforming government programs, which is having the effect of a market pause. On balance, we are continuing to grow our market share, but deals remain slow to move to the purchase order point. Nevertheless, we believe decision points are approaching and unless we see a significant negative event in the economy, we think sustainable strong growth should re-emerge later this fiscal year.

Fiscal 2010 is behind us and we will look back on it as the tipping point for our business and our industry. This year, we expect to see evidence of growing market enthusiasm for natural gas as a fuel for commercial vehicles, with visible development of refuelling corridors for long-haul trucking and several product announcements reinforcing the mainstreaming of our technology. We're well positioned to see significant breakthroughs in new markets, and our current business remains healthy and growing. We intend to work quickly to strengthen our competitive position, while continuing to be prudent managers of our resources, as this industry transition unfolds.

On behalf of our Board of Directors and management team, and our employees around the world, we thank you for your continued support and confidence in our company.

Sincerely,

David R. Demers
Chief Executive Officer

Bill E. Larkin
Chief Financial Officer

SUSTAINABILITY REPORT

> "Perhaps Westport's minimalist but metric-oriented sustainability report is indicative of future reporting that will highlight only quantifiable accomplishments."
>
> –Corporate Knights[1]

CREATING A BETTER WORLD

The transition to a low-carbon, green, global economy will require vision, new ideas and leadership. This is Westport's third sustainability report providing information on our economic, social and environmental performance impacts. Data from four fiscal years have been included to reflect trends, achievements and challenges. Our approach to sustainability has been driven by data and quantifiable measures but the story behind the numbers is even more compelling. More comprehensive discussion will occur on our website, **www.westport.com** and in future annual reports.

The Global Reporting Initiative (GRI) provides a consistent means for companies to voluntarily report on the economic, social and environmental impacts of their business. This report, prepared in accordance with the GRI Third Generation Guidelines (G3), discloses data from April 2009 to March 2010. Historical data from the past four fiscal years have been included for comparative purposes, where appropriate.

Westport has self-declared this report to correspond to application Level B in the six-level grid of the GRI G3 guidelines. The GRI has not verified the contents of this report, nor does it take a position on the reliability of information reported herein. For further information about the GRI, visit **www.globalreporting.org**.

Application Level B requires us to disclose our performance on at least twenty core economic, social and environmental indicators. Forthcoming reports will include additional social and environmental indicators as well as the sustainability performance of our joint venture operations.

Any questions or observations regarding Westport's sustainability performance may be directed to **sustainability@westport.com**.

Global Reporting Initiative Sustainability Indicator Index
Social and Environmental Performance

LEGEND: ● We report on this indicator; ○ We partially report on this indicator

Economic Performance Indicators		
EC1	Direct economic value generated and distributed	●
EC2	Financial implications and risks and opportunities of climate change	●
Social Performance Indicators (Human Rights, Labour Practices, Societal Impacts, and Product Responsibility)		
HR3	Employee training on human rights	●
LA1	Total workforce by employment type, employment contract, and region	●
LA3	Benefits provided to full-time, part-time and temporary employees	●
LA6	Workforce represented in Occupational Health and Safety Committees	●
LA7	Rates of injury, occupational disease, lost days, and work-related fatalities	●
S01	Nature, scope and effectiveness of programs to manage impact on communities	●
S02	Percentage and total number of business units analyzed for risks related to corruption	●
S03	Percentage of employees trained on anti-corruption policies and procedures	●
PR1	Life cycle stages in which health and safety impacts of products are assessed for improvements	○
PR2	Total number of incidents of non-compliance with regulations and voluntary codes concerning health and safety impacts of products	●
Environmental Performance Indicators		
EN3	Direct energy consumption by primary energy source	●
EN4	Indirect energy consumption by primary source	●
EN5	Energy saved due to conservation and efficiency efforts	●
EN6	Initiatives to provide energy-efficient or renewable based products and reductions	●
EN7	Initiatives to reduce indirect energy consumption and reductions achieved	●
EN8	Total water withdrawal by source	○
EN16	Total direct and indirect greenhouse gas emissions	●
EN18	Initiatives to reduce GHG emissions and reductions achieved	●
EN22	Total amount of waste by type and disposal method	○
EN23	Total number and volume of significant spills	●
EN28	Value of fines and non-monetary sanctions for environmental non-compliance	●

SOCIAL PERFORMANCE

Community Impacts

Communities and the sustainability and liveability of specific locales or areas may be significantly impacted by an organization's activities. Westport's geographic location, with our technical facilities adjacent to homes, schools and other businesses requires us to monitor and manage the potentially adverse impacts our operations might have on our immediate neighbours. Our Facilities Engineering Group maintains a preventative maintenance schedule for key equipment to minimize the likelihood of environmental releases and noise levels in excess of municipal by-laws.

Westport responds to community concerns regarding our facilities, infrastructure, noise levels and environmental impacts in a timely manner. No formal community complaints were received during this reporting period.

Human Rights

As our operations and partnerships expand internationally, Westport is committed to the respect of all fundamental and universally recognized human rights based on accepted international laws and practices such as those set out in the United Nations Universal Declaration of Human Rights and the International Labour Organization. Our commitment to value and uphold human rights is stated in our Code of Conduct, reviewed annually and signed by all employees.

Anti-Corruption Efforts

All business units are analyzed for risks related to corruption and all employees are trained in ethics and compliance. Our expectations for individual integrity and ethical, moral and legal conduct are outlined in our Code of Conduct. Our Code of Conduct has mandated compliance with all applicable laws in the jurisdictions where we operate and has always prohibited the giving or receiving of improper payments to influence business decisions. Nevertheless, in January 2010, we amended our Code of Conduct to include further guidance on what constitutes an improper payment and how we interact with public officials.

In addition, Westport maintains a confidential Ethics Hotline to provide an avenue for employees to raise concerns about corporate conduct. The policy includes the reassurance that they will be protected from reprisals or victimization for "whistle blowing" in good faith.

Employee Development

We strive to provide a healthy work environment characterized by respectful relationships, training and advancement opportunities, respect for human rights and diversity and competitive salaries and benefits.[2] A similar benefits package is offered to both full-time and part-time employees.[3]

Occupational Health and Safety

The health and safety of our employees, facilities and communities is an integral part of Westport's daily business. When gauging world-class safety performance, recordable injury rates and lost-time injury rates are statistical, comparative industry measures. Our results are indicative of our ongoing and significant commitment to injury prevention, risk mitigation, regulatory compliance and continuous safety improvement.

Our Health and Safety Committee members are champions for workplace safety. Westport maintains two Health and Safety Committees in British Columbia or approximately one Committee for every 90 employees[4]. Our Committees are made up of cross-functional management and employee representatives who advise and recommend action on any unresolved workplace health and safety issues brought to them.

We experienced two recordable injuries and one lost time injury in the reporting year. While relatively minor in nature, a full investigation was launched to understand what happened, identify the root cause and develop appropriate corrective actions.

TABLE ONE
Safety Incident Rates
by fiscal years ended March 31 (unaudited)

Safety Incident	2010	2009	2008	2007
Recordable Injury Frequency	2	0	0	2
Recordable Injury Rate [5]	0.82	0	0	1.24
Lost Time Injury Frequency	1	0	1	0
Lost Time Injury Rate [6]	0.41	0	0.54	0

Product Responsibility

Quality and safety are imperatives across the product life cycle. In March 2008, Westport announced its quality management system (QMS) has been certified as compliant to International Organization of Standardization (ISO) 9001:2008 standards for the design, assembly and commercialization of its liquefied natural gas (LNG) fuel systems. Registration by QMI-SAI Global addresses Westport's needs, as a tier 1 automotive supplier, to provide truck original equipment manufacturers (OEMs) with consistent products and support.

Westport's QMS comprises the organization's policies and procedures that aim to ensure that customer requirements are met with consistency, resulting in enhanced customer confidence and satisfaction. The QMS, other internal requirements and engineering systems have contributed to no incidents of non-compliance with regulations and voluntary codes concerning the health and safety impacts of our products.

Internal systems and processes have been established to ensure that the health and safety impacts of our products are assessed in each of the following life-cycle stages:[7]

TABLE TWO
Health and Safety Impacts Assessed at Life-Cycle Stage

	Status
Development of product concept	YES
Research and development	YES
Certification	YES
Manufacturing and production	PARTIAL
Marketing and promotion	YES
Storage, distribution, and supply	PARTIAL
Use and service	YES
Disposal, reuse, or recycling	PARTIAL

Product Responsibility (continued)

It is important to identify improvements and goals beyond regulatory compliance to further expand the life cycle analysis of our products. Our efforts to build on industry best practice and further develop our internal processes will be outlined in future sustainability reports.

To ensure the safety of truck operators and maintenance personnel, our Field Service Team developed a for-credit course offered at Long Beach City College in Long Beach, California. This course trains technicians and mechanics to be able to service and repair LNG-fuelled trucks. There are currently 121 graduates from the Westport technician training program that includes Westport, PACCAR, Kenworth and Peterbilt technical staff from California, Nevada, Washington, Texas, Canada, Mexico and Australia. Westport and Long Beach City College received an Exemplary Innovation Award in April 2009 presented by the California Association for Local Economic Development. The curriculum for this course has also been integrated into the alternative fuels certificate program at Long Beach City College.

Community Engagement

Our employees make significant contributions to the communities in which they live and work. Westport has supported the United Way of the Lower Mainland with a spirited and employee-driven workplace campaign since 2002. Since that time, Westport employees have donated more than $380,000 to the United Way and our campaigns have been recognized as leading workplace efforts.

A key challenge for us is how to link or integrate our voluntary and philanthropic activities with business strategy. As we move towards profitability, we will look to our employee-driven IMPACT team to develop a series of recommendations related to corporate donations. In the interim, we are pleased to support internal fundraising efforts and offer each employee 16 hours of paid leave each year to volunteer with a charitable organization of his/her own choosing.

IMPACT is an employee leadership team established to drive community engagement and community enrichment. Launched in 2007, IMPACT brings together the various volunteer activities, events and initiatives that Westport employees were already involved with into one coordinated effort. IMPACT's vision of community is broad and encompasses the communities in which we live, our immediate neighbours in Vancouver and our workplace. IMPACT has an ambitious and inspiring mandate to have its activities leave a positive and measurable impact on the community.

IMPACT initiatives and its four platforms of Give, Learn, Help, and Teach are profiled in more detail on **www.westport.com**. These four platforms are the vehicles by which Westport can contribute to solutions related to the alleviation of poverty, a more sustainable environment and the dialogue on the importance of science and technology.

ENVIRONMENTAL PERFORMANCE

Environmental leadership is demonstrated every day by Westport employees who apply their technical skills and expertise to the challenges of low-carbon transportation, climate change, energy security and air quality. As a clean-technology leader, we also recognize the importance of sustainable and energy-efficient operations. Much progress has been made to date to mitigate the environmental impact of our facilities and technology development.

Energy

Efficiency is an essential element of our energy strategy. The environmental footprint of an organization can be shaped in part by its choice of energy sources. During this reporting period, the overall consumption of direct energy increased; a trend that can be attributed to a number of factors. First, new OEM partners require engine development and testing thus we have increased corresponding test cell usage. Juniper engines have undergone performance and development work within our test cells thereby accounting for a significant increase in liquefied petroleum gas (LPG) consumption. Second, there was an increase of CNG and electrical consumption due to extensive durability testing. Third, the percentage of LNG returned to the Terasen pipeline via our gas injection system was lower during the reporting period as our engineering trucks operated on extended hours and increased mileage.

TABLE THREE

Total Direct Energy Consumption

by fiscal years ended March 31 (unaudited) in gigajoules (GJ)

Energy Source	2010	2009	2008	2007
Diesel	1,919.80	2,050.02	2,200.89	1,252.17
Propane	614.50	352.96	38.33	93.56
Liquefied Natural Gas	6,795.00	12,551.10	15,625.24	13,511.31
Compressed Natural Gas	28,327.80	19,707.50	20,508.94	12,503.98
LNG Sold to Terasen	(2,508.00)	(7,167.40)	(11,122.11)	(10,803.40)
Total Energy Consumption	33,420.30	27,494.18	27,251.29	16,557.62


Liquefied Natural Gas
Compressed Natural Gas
Diesel
Propane
LNG sold to Terasen
Energy Consumption (thousands of gigajoules)
30
25
20
15
10
5
0
2007
2008
2009
2010

Westport is a BC Hydro Power Smart Partner, one of the province's leading business customers working towards positively impacting their bottom line via the adoption of energy efficient practices to manage consumption in a more sustainable manner.

Westport continues to operate a second transient dynamometer to drive an engine within a test cell. A transient dynamometer generates electricity during the engine test thereby offsetting the amount we need to purchase. In the same way that solar panels produce power for the building where they are installed, a transient dynamometer enables our engine development activities to generate electricity that can be used in the same technical facility.

TABLE FOUR **Annual Indirect Energy Consumption** by fiscal years ended March 31 (unaudited) in gigajoules (GJ)				
	2010	2009	2008	2007
Electrical Consumption	8,725.9	8,114.5	8,403.5	6,870.6

Water

As global water resources will be impacted by climate change, water use is becoming an increasingly critical component of each organization's sustainability performance. Despite this, only the largest industries in British Columbia have water meters with data logging capability and the city of Vancouver does not currently provide meters to light industrial or commercial customers.

Our calculations indicate that Westport facilities cumulatively have an average daily rate of water use of approximately 13.5 m^3 per day. Engine and fuel system component testing activities use process water that flows in a closed-loop thereby minimizing total water withdrawals. Water conserving domestic appliances and fixtures have been installed at all locations in an effort to further reduce our impact.

Greenhouse Gas Emissions

The Greenhouse Gas Protocol developed by the World Business Council on Sustainable Development (WBCSD) is the globally accepted standard for greenhouse gas (GHG) emissions accounting. The organizational boundary of this inventory includes all of Westport's British Columbia-based facilities and includes both scope one and scope two emissions.[8] We have not measured scope three emissions to date.

TABLE FIVE **Greenhouse Gas Inventory for Westport Operations [9]** by fiscal years ended March 31 (unaudited) in tonnes CO_2 equivalent				
	2010	2009	2008	2007
Total Scope 1 Direct Emissions	2,005.38	1,383.25	1,563.59	948.13
Total Scope 2 Indirect Emissions	245.00	244.00	253.00	206.00
Total GHG Impact	2,250.38	1,627.25	1,816.59	1,154.13

A heavy-duty liquefied or compressed natural gas engine offers a range of environmental benefits including a reduction in GHG emissions. As a clean-technology leader we ask our customers to demonstrate environmental leadership and therefore must do so ourselves. It is critical that we understand the carbon impact of our operations and look for efficiency and process improvements to minimize our own emissions.

Finding comparable organizations against which to benchmark our GHG emissions remains a challenge. There are currently no regulatory requirements for a company of our size to disclose its emissions.[10] The process of compiling a GHG inventory is an important first step in understanding reduction opportunities and measuring progress.

In 2003, we partnered with Terasen Gas to design and build a gas injection system to return the quantity of LNG used for pump and tank testing back to the pipeline. There was a strong business and environmental case to support this installation as Terasen pays us for the returned natural gas and it has resulted in the significant reduction of greenhouse gas emissions from our operations. Since 2003, we estimate that this system has resulted in the greenhouse gas emissions reductions of more than 20,300 tonnes CO_2e and more than $350,000 in cost savings.

GHG Emissions Reduction of the Westport HD System

Our testing and development efforts have created an efficient, robust product with clear environmental benefits. In December 2008, a study by California-based TIAX LLC[11] confirmed a 21% reduction in GHG emissions in LNG trucks featuring the Westport HD System based on a 10 year, 400,000 mile scenario.

Under this scenario, a typical Westport HD-equipped natural gas truck operating at the San Pedro Bay ports in California will realize reductions of 21 tonnes of GHG emissions per year compared to an equivalent diesel truck. Using the example of the San Pedro Bay Ports, operating 8,400 LNG container hauler trucks at the Ports could realize the equivalent of removing more than 39 thousand cars from the road or 176,400 tonnes CO_2e of annual GHG reductions.

TIAX was commissioned to develop a life-cycle cost and emissions estimator for the comparison of current and future heavy-duty engines fuelled by diesel or natural gas. The model includes three different heavy-duty applications for California including urban buses, refuse haulers, and heavy-duty (long-haul) trucks. Emissions from the well to the wheel are factored, using models from California regulatory authorities.

The report[12] included a well to wheel emissions analysis for 11 different natural gas fuel pathways. The results showed 18% to 25% less GHG emissions for all North American natural gas supply as compared to the cleanest available diesel fuel (ultra low sulphur diesel or ULSD). The main pathway of natural gas supply for the south coast region of California, which is North American gas liquefied in California and provided by Clean Energy Fuels Corp. (NASDAQ: CLNE), has a GHG reduction of 21%.

> The Westport Carbon Project validates the emission reduction benefits of natural gas engines and further supports the economic and environmental value proposition we offer to customers.

Building on the results of the TIAX analysis, we registered the Westport Carbon Project (WCP) with the internationally acclaimed Voluntary Carbon Market Standard (VCS) in March 2010.[13] Ours was the first VCS transport project and one of the largest voluntary carbon market projects worldwide. Westport and CWI natural gas powered vehicles sold since January 01, 2009 will be eligible for carbon credits based on an agreed price per tonne. Current carbon credits for this type of emission reduction program can receive up to $25 per tonne. The WCP validates the emission reduction benefits of natural gas engines and further supports the economic and environmental value proposition we offer to customers.[14]

Climate Change Risks

Climate change may yield multiple, interrelated business risk encompassing physical, operational and regulatory dimensions.

Extreme weather events and changing weather patterns may result in physical damage to Westport property and facilities. The physical impacts of climate change may result in increased financial costs such as higher insurance premiums for operations in areas prone to flooding or other natural events. Property taxes may increase as local governments identify infrastructure adaptation requirements. Energy demands per facility are likely to increase due to extreme temperatures. Carbon pricing mechanisms such as cap and trade regimes and/or a carbon tax will result in higher energy costs.

Westport's direct operations and actual greenhouse gas emissions are considered low-impact so the actual and anticipated regulatory risks associated with climate change mitigation or compliance obligations are low.

Waste Generation and Diversion

Waste reduction, reuse and recycling programs are well-established and well-maintained. Using generic formulas based on bin size and frequency of collection, Westport generates approximately 200 tonnes of waste annually. Reducing the amount of waste sent to landfill remains a priority and we have launched employee education and awareness efforts to communicate the importance of minimizing the amount of waste generated.

Our Facilities Engineering Group tracks the amount of waste recycled via our hazardous waste program, scrap materials collection and office waste initiatives.

TABLE SIX

Types of Hazardous and Solid Waste Recycled

Aluminum	Coolant	Lube oil	Stainless steel
Batteries	Diesel	Other plastic	Tires
Beverage Containers	E-waste	Paper	Viscor
Cardboard	Filters / rags	Plastic oil pails	Wastewater [15]
Cellphones	Light bulbs	Solvents	Wood

Environmental Compliance

Compliance with applicable federal, provincial, and municipal regulations is a baseline environmental performance standard and we believe that leading organizations must go beyond minimum environmental requirements. Since its inception in 1996, Westport has not received any fines or non-monetary sanctions for environmental non-compliance.

FOOTNOTES

1 *Corporate Knights Best 50 Corporate Citizens 2009 list available at http://static.corporateknights.ca/Best50_2009.pdf*

2 *As of May 25, 2010, Westport had a world wide total of 205 employees consisting mostly of engineers and technicians. Of that number, we had 186 full-time employees and 10 contract or part-time staff in our offices in Vancouver, Canada and throughout the United States, Australia, and Beijing. CWI had 53 full-time employees, including 42 employees and 2 contract staff seconded from Cummins and 9 employees seconded from Westport.*

3 *Part-time employees must work at least three days per week to be eligible for the same benefits package as full-time employees. Casual employees or contractors are not eligible for benefits.*

4 *Health and Safety Committees are located at our main technical facility in Vancouver and at the Westport Assembly Centre in Delta.*

5 *The recordable injury incident rate is the annualized rate of occupational injuries and illness per 100 employees. It is a calculation of the number of injuries x 200,000/employee hours worked. First aid classified injuries are not included.*

6 *The lost time injury rate is a calculation of the total number of lost time injuries x 200,000/employee hours worked. Lost days refer to scheduled work days and the count begins on the next scheduled work day immediately after the injury.*

7 *This list of life cycle stages is contained within the GRI G3 guidelines.*

8 *Scope One Direct Emissions encompass both liquefied and compressed natural gas, diesel, propane, and fuel used in company vehicles. Scope Two Indirect Emissions include emissions associated with the purchase and use of electricity. Scope Three Indirect Emissions include emissions associated with raw materials processing, employee travel, waste management and materials production.*

9 *The GHG Protocol methodology used at this time only includes emissions associated with fuel consumption and not energy and emissions associated with fuel production, distribution and transport.*

10 *In Canada, Large Final Emitters (LFEs), those facilities that emit the equivalent of 100,000 tonnes (100 kT) or more of carbon dioxide (CO_2) equivalents per year are required to disclose their emissions.*

11 *TIAX (www.TIAXLLC.com) is a technology processing[SM] company who transforms emerging innovations into robust technology platforms ready for hand-off. Leveraging technologies, laboratories, and links to external innovation sources, TIAX collaborates with customers in industry and government to create new business opportunities.*

12 *The TIAX report is available at: www.westport.com/pdf/GHG_and_Criteria_Pollutant_Emissions_Estimator.pdf*

13 *The VCS was developed by The Climate Group, the International Emissions Trading Association (IETA), and the World Business Council for Sustainable Development (WBCSD) with input from a range of business, government and non-government organizations. It was established to provide a rigourous, trustworthy, and innovative global standard and validation and verification program for voluntary greenhouse gas offsets. All voluntary carbon units (VCU) are real, measurable, permanent, additional, conservative, independently verified, unique and transparent. For more information see www.v-c-s.org.*

14 *Emission reduction calculations are based on an UNFCCC (United Nations Framework for Climate Change Convention) approved methodology.*

15 *Wastewater includes ultrasonic cleaner solution and alkaline water from cooling water towers.*

MANAGEMENT'S DISCUSSION AND ANALYSIS

BASIS OF PRESENTATION

This Management's Discussion and Analysis ("MD&A") for Westport Innovations Inc. ("Westport", the "Company", "we", "us", "our") is intended to assist readers in analyzing our financial results and should be read in conjunction with the audited consolidated financial statements, including the accompanying notes, for the fiscal year ended March 31, 2010. Our consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. The effect of significant differences between Canadian GAAP and U.S. GAAP has been disclosed in Note 24 to our audited consolidated financial statements for the year ended March 31, 2010. The Company's reporting currency is the Canadian dollar. This MD&A is dated May 27, 2010.

Additional information relating to Westport, including our Annual Information Form ("AIF") and Form 40-F, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. All financial information is reported in Canadian dollars unless otherwise noted.

FORWARD LOOKING STATEMENTS

This MD&A contains forward-looking statements that are based on the beliefs of management and reflects our current expectations as contemplated under the safe harbor provisions of Section 21E of the United States Securities Act of 1934, as amended. Such statements include but are not limited to statements regarding the demand for our products, our investments, cash and capital requirements, the intentions of partners and potential customers, the performance of our products, our future market opportunities, our estimates and assumptions used in our accounting policies, our accruals, including warranty accruals, our financial condition, and timing of when we will adopt or meet certain accounting and regulatory standards. These statements are neither promises nor guarantees but involve known and unknown risks and uncertainties that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed in or implied by these forward looking statements. These risks include risks related to revenue growth, operating results, industry and products, general economy, conditions of the capital and debt markets, government or accounting policies and regulations, technology innovations, as well as other factors discussed below and elsewhere in this report, including the risk factors contained in the Company's most recent Annual Information Form filed on SEDAR at www.sedar.com. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based or that may affect the likelihood that actual results will differ from those set forth in the forward looking statements except as required by National Instrument 51-102.

The forward looking statements contained in this document speak only as of the date of this MD&A. Except as required by applicable legislation, Westport does not undertake any obligation to release publicly any revisions to these forward looking statements to reflect events or circumstances after this MD&A, including the occurrence of unanticipated events.

BUSINESS OVERVIEW

Westport is engaged in the research, development and marketing of high performance, low-emission engines and fuel injection systems that utilize alternative gaseous fuels such as natural gas, propane or hydrogen. We develop technology and products that enable light, medium and heavy-duty diesel engines to run primarily on compressed natural gas ("CNG") or liquefied natural gas ("LNG"), giving users an alternative fuel to diesel.

We work with strategic partners, which include some of the leading diesel engine and truck original equipment manufactures ("OEMs"), to develop, manufacture and distribute our engines, and we sell to a diverse group of leading truck and bus OEMs around the world. Our products are designed to provide environmental and economic benefits combined with strong operational performance. We currently have one operating segment, which involves the research, development, and related commercialization of engines and fuel systems, operating on gaseous fuels, for the on-road commercial vehicle sector. Within that operating segment, we focus on three distinct target markets for our products and services: Cummins Westport Inc. ("CWI") is focused on natural gas engine applications for urban fleets ranging from 5.9L to 8.9L; Westport Heavy Duty ("Westport HD") is focused on LNG systems for heavy-duty trucks and the platform for the licensing of our Westport HD-related technology; and Juniper Engines Inc. ("Juniper") is focused on 2.0L and 2.4L engines for industrial applications such as forklifts. Outside our core markets strategy, Westport's corporate development efforts focus on the creation of new alliances and joint ventures, market development projects, and monetization of our significant patent portfolio.

While focusing firm-wide resources on developing our products and strategic relationships, we have accumulated a significant portfolio of patents, which we believe creates barriers to entry for competing technologies. Additionally, we expect to monetize select patent assets through licensing agreements. We have already been successful in achieving licensing revenue for our proprietary pump technology. We will continue to rely on a combination of patents, trade secrets, trademarks, copyrights and contracts to protect our proprietary technology and position in the marketplace.

CWI

CWI is a 50:50 joint venture between Westport and Cummins Inc. ("Cummins"), one of the world's largest manufacturers of diesel engines. CWI develops and produces 5.9L to 8.9L engines utilizing gaseous fuels. CWI's engines are offered globally by more than 60 OEMs of transit and shuttle buses, conventional trucks and tractors, and refuse collection trucks, as well as specialty vehicles such as short-haul port trucks, material handling trucks, street sweeping trucks and other vehicles selected for industrial applications. Geographically, CWI's revenues are derived primarily from North America with developing markets in Asia, Europe, India and South America. CWI engines are produced at Cummins' plants in the United States, China and India.

For the years ended March 31, 2010 and 2009, after taking into account Cummins' 50% share, CWI contributed pre-tax income of $11.9 million and $6.0 million, respectively, to Westport. CWI's assets, liabilities, revenue and expenses are disclosed separately in Note 19(a) of our consolidated financial statements.

Westport Heavy Duty ("Westport HD")

Westport HD is engaged in the development, design and marketing of natural gas enabling technology for the heavy-duty diesel engine and truck market. In 2007, we launched a direct injection LNG system for heavy-duty trucks offering class-leading emissions performance while maintaining diesel-equivalent horsepower, torque and fuel efficiency. We have a technology partnership with Cummins that enables us to develop natural gas enabling technology for Cummins heavy-duty truck engines. The Westport HD system, available to customers since early 2007, leverages the Cummins ISX 15L diesel engine (rebranded as the Westport HD GX engine) equipped with (i) our proprietary natural gas fuel injectors featuring our High Pressure Direct Injection ("HPDI") technology; (ii) our proprietary fuel pumps provided by Cryostar SAS, a division of The Linde Group; (iii) proprietary control units; and (iv) onboard LNG storage tanks designed and patented by us and manufactured by BWI, our 50:50 joint venture with Beijing Tianhai Industry Co. ("BTIC"), a Sino-Korean company located in Beijing. We also work with Clean Energy Fuels Corp., North America's largest natural gas refueling company and other fuel suppliers around the world to provide access points for LNG and CNG refueling stations.

Westport HD also provides a licensing platform for the Company to design and develop new natural gas engines on a variety of engine platforms. On November 16, 2009, Westport entered into an agreement with Volvo Power Train, a subsidiary of Volvo AB, to become a Tier 1 Development Supplier for its heavy-duty natural gas engines and associated supply chain. We will supply our Westport HD-related technology and work together with the Gothenburg, Sweden engine manufacturer to qualify appropriate suppliers consistent with Volvo volume and quality expectations. In addition to supply chain development, Westport will carry out product development work that will help enable the Volvo engine to operate on natural gas. The new natural gas engines are expected to meet future European emission requirements.

BUSINESS OVERVIEW (CONTINUED)

Westport Heavy Duty ("Westport HD") (continued)

In July 2008, we entered into a 30-year joint venture agreement with Weichai Power Co. Ltd. ("Weichai Power") and Hong Kong Peterson (CNG) Equipment Ltd. ("Hong Kong Peterson") to form Weichai Westport Inc. ("WWI"). WWI will research, develop, design, manufacture, market, distribute and sell advanced, alternative fuel engines (and relevant parts and kits) for use in heavy-duty trucks, power generation and shipping applications. Under the terms of the WWI joint venture agreement, our initial investment is expected to be approximately $4.5 million (30 million RMB), equaling a 35% equity interest in WWI. Weichai Power and Hong Kong Peterson will hold 40% and 25% equity interests in WWI, respectively. On May 25, 2010 WWI received its temporary business license from the Chinese Government. Registration will be completed after Westport makes its investment, which is expected to occur during the first quarter of Fiscal 2011.

Juniper

Juniper's engines, initially targeting the OEM forklift market and fuelled with LPG, will be fully integrated, high performance, low-emission solutions. The first Juniper products are based on the Hyundai Motor Company's 2.0L and 2.4L industrial engine platforms and OMVL SpA's ("OMVL") LPG multipoint injection technology. Juniper is the manufacturer of record, and the products are designed to meet U.S. Environmental Protection Agency ("EPA") and California Air Resources Board ("CARB") standards for 2010. We hold a 49% interest in Juniper, a joint venture with OMVL, an Italian company that designs, manufactures and markets complete fuelling systems for new vehicles and for the aftermarket conversion of engines from gasoline to CNG and LNG.

Clark Material Handling Asia Ltd. ("Clark") has selected Juniper to supply 2.4L liquefied petroleum gas engines for Clark's forklifts in the 1.5 to 3.3 tonne product range. Juniper's 2.4L engine recently achieved emissions certification by the U.S. Environmental Protection Agency for U.S. customers, and Juniper commenced shipments to Clark during the first quarter of fiscal year 2011. Juniper's products are assembled in Korea and delivered to Clark's Korean facility to be installed on forklifts for sale in North America and other export markets.

Our initial contribution to Juniper on April 1, 2008 was $1.5 million. At March 31, 2010, our investment in Juniper including accounts receivable and advances is $1.2 million. For the year ended March 31, 2010, we recorded a loss on our investment in Juniper of $1.1 million (2009 – $1.0 million).

SELECTED ANNUAL FINANCIAL INFORMATION

Selected Statements of Operations Data for Fiscal Years Ended March 31, 2008 to 2010
expressed in thousands of Canadian dollars, except for per share amounts, shares outstanding, and units shipped

	2010	2009	2008
Units shipped	3,921	4,038	2,720
Total revenue	$ 130,712	$ 121,837	$ 71,536
Gross margin	$ 41,360	$ 30,817	$ 22,513
GM %	32%	25%	31%
Net loss	$ (37,636)	$ (24,425)	$ (10,315)
Net loss per share—basic and diluted [1]	$ (1.10)	$ (0.81)	$ (0.41)
Weighted average shares outstanding	34,133,247	30,268,947	25,167,966
Cash and short-term investments	$ 105,851	$ 82,619	$ 22,762
Total assets	$ 156,117	$ 135,504	$ 78,940
Long-term financial liabilities [2]	$ 27,406	$ 28,543	$ 5,762
Cash used in operations before changes in non-cash working capital	$ (25,081)	$ (25,625)	$ (17,594)
CWI net income for the year after taxes	$ 15,122	$ 7,832	$ 11,632
JV Partner's share of CWI income	$ 7,561	$ 3,916	$ 5,816

[1] Fully diluted loss per share is not materially different as the effect of conversion of stock options, warrants, and performance share units would be anti-dilutive.

[2] Excluding current portions of warranty liability and long-term debt obligations, and Joint Venture Partners' share of net assets of joint ventures.

OVERVIEW OF FISCAL 2009 RESULTS

Operating Results

For the year ended March 31, 2010, consolidated revenues increased $8.9 million, or 7.3%, to $130.7 million from $121.8 million for the year ended March 31, 2009. The Company shipped 3,921 units in fiscal year 2010 compared to 4,038 units shipped in fiscal year 2009. The increase in revenues was primarily due to a 9.5% increase in CWI revenues to $120.3 million for the year ended March 31, 2010 compared to $109.9 million for the year ended March 31, 2009. CWI unit sales decreased from 3,907 in fiscal year 2009 to 3,807 units in fiscal year 2010; however, CWI product revenue increased $3.7 million, or 4.1%, to $94.6 million primarily due to product mix. Parts revenue increased $6.6 million, or 34.7%, to $25.6 million in fiscal year 2010 due to an increase in units in service. Non-CWI revenues decreased 12.6% from $11.9 million in fiscal year 2009 on 131 LNG units shipped to $10.4 million in fiscal year 2010 on 114 LNG units shipped. LNG system shipments were primarily to customers associated with the Ports of Los Angeles and Long Beach. The foreign exchange impact on revenues from translating revenues from U.S. dollars to Canadian dollars resulted in a reduction in fiscal year 2010 revenues of approximately $4.4 million, or 3.4%.

Our consolidated net loss for the year ended March 31, 2010 was $37.6 million, or $1.10 per share, compared to $24.4 million, or $0.81 per share, for the year ended March 31, 2009. CWI's net income increased $7.3 million from $7.8 million in fiscal 2009 to $15.1 million in fiscal 2010. The increase was driven primarily by higher product and parts revenue and an increase in gross margin percentage as a result of more favourable warranty experience compared with the prior year. During fiscal year 2010, our share of CWI's net income increased by $3.6 million to $7.6 million.

Non-CWI net loss increased $16.9 million, or 59.7%, from $28.3 million for the year ended March 31, 2009 to $45.2 million for the year ended March 31, 2010. The non-CWI net loss included net gains on sales of Clean Energy shares of $11.9 million in fiscal year 2009 compared with $2.9 million in fiscal year 2010. Excluding these net gains, the non-CWI loss for fiscal year 2009 was $40.2 million compared with $48.1 million in fiscal year 2010, which represents an increase of $7.9 million, or 19.7%. Non-CWI operating expenses (research and development, general and administrative, and sales and marketing) were $3.6 million higher in fiscal year 2010 compared with fiscal year 2009 primarily due to a $2.6 million increase in stock based compensation and an increase in current product support costs and outside service and professional fees. The remaining increase in non-CWI net loss arose from:

- a $2.2 million reduction in gross margin as a result of lower selling price and an increase in inventory obsolescence provisions,
- an increase in interest expense and accretion of $0.9 million as the Company held $15 million debenture units with JF Mackie for an entire year in fiscal year 2010 versus only 9 months in fiscal year 2009, and
- a decrease of $0.7 million in net investment income due to lower interest yield on cash and cash equivalents and an increase in foreign exchange losses of $0.5 million from a weaker U.S. dollar negatively impacting our U.S. dollar cash balance and net accounts receivable balances.

Capital Management

In December 2009, we issued 5,462,500 common shares at a price of US$10.50 per share for gross proceeds of US$57.4 million ($60.8 million Canadian). The net proceeds of US$54.2 million (net of share issuance costs of US$3.2 million) will be used for the development of a new OEM engine platform for our Westport HD system, support of working capital requirements including funding inventory and developing and seeking alternate suppliers, and for general corporate purposes including market creation activities, potential acquisitions of businesses, technologies or other assets, debt repayments, general and administrative expenses, supply chain development, and capital expenditures including facilities and equipment.

Cash, Cash Equivalents, and Investments

As of March 31, 2010, our cash, cash equivalents and short-term investments balance was $105.9 million compared to $82.6 million at March 31, 2009. For the year ended March 31, 2010, we raised approximately US$54.2 million in net proceeds from our public offering discussed above, $2.5 million from the exercise of stock options, and $3.8 million from the sale of shares of Clean Energy and Wild River Resources Inc. For the year ended March 31, 2010, cash used in operations and capital expenditures was $22.0 million and $0.3 million, respectively. During the year ended March 31, 2010, we advanced Cummins $4.8 million, net of loan repayments, paid $1.2 million against our limited recourse loan from Clean Energy, and paid down our demand installment loan by $1.3 million. During the third quarter, CWI also paid out $4.2 million in dividends to Cummins.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our consolidated financial statements are prepared in accordance with Canadian GAAP, which requires us to make estimates and assumptions that affect the amounts reported in our consolidated financial statements. The Company's accounting policies are described in Note 2 of the annual consolidated financial statements. We have identified several policies as critical to our business operations and in understanding our results of operations. These policies, which require the use of estimates and assumptions in determining their reported amounts, include our accounting of CWI as a variable interest entity, the valuation of long-term investments, equipment, furniture and leasehold improvements, intellectual property, revenue recognition, inventory, stock based compensation and warranty. The application of these and other accounting policies are described in Note 2 of our fiscal 2010 annual consolidated financial statements. Actual amounts may vary significantly from estimates used.

Variable Interest Entity Accounting

A variable interest entity ("VIE") is any type of legal structure not controlled by voting equity, but rather by contractual and/or other financial arrangements. Interests in VIEs are consolidated by the company that is the primary beneficiary. We have identified CWI, BWI and Juniper as VIEs and determined that we are the primary beneficiary in the case of both CWI and BWI. Accordingly, we consolidate CWI and BWI, reflecting 100% of their assets, liabilities, revenues and expenses in our consolidated financial statements and present the 50% interest held by our joint venture partners, Cummins and BTIC, as "Joint Venture Partners' share of net income from joint ventures." We have concluded that we are not the primary beneficiary in the case of Juniper, and as a result, our investment in Juniper is recorded as an equity investment with our 49% share of its net income recorded as "loss from investment accounted for by the equity method."

Warranty Liability

Estimated warranty costs are recognized at the time we sell our products and included in cost of revenue. We use historical failure rates and costs to repair product defects during the warranty period, together with information on known products to estimate the warranty liability. The ultimate amount payable and the timing will depend on actual failure rates and the actual cost to repair. We review our warranty provision quarterly and record adjustments to our assumptions based on the latest information available at that time. Since a number of our products are new in the market, including the ISL G, which was launched in mid-2007, and our Westport HD systems, of which approximately 289 units have been shipped as of March 31, 2010, historical data may not necessarily reflect actual costs to be incurred, and this exposes the Company to potentially significant fluctuations in liabilities. New product launches require a greater use of judgment in developing estimates until claims experience becomes available. Product specific experience is typically available four or five quarters after product launch, with a clear experience trend not evident until eight to twelve quarters after launch. We generally record warranty expense for new products upon shipment using a factor based upon historical experience from previous engine generations in the first year, a blend of actual product and historical experience in the second year and product specific experience thereafter. Adjustments to the warranty provision are recorded in cost of revenue. During the year, we decreased our warranty provision to reflect new claims experience information received on CWI products. These changes in estimates are discussed further in the "Cost of Revenue" and "Gross Margin" sections under "Results of Operation."

Revenue Recognition

Our primary source of revenue is from the sale of CWI spark ignited engines, kits, LNG systems and parts. Product revenue is recognized when the products are shipped and title passes to the customers and collection is reasonably assured. Product revenue also includes kit sales, fees earned from performing test services, research and development activities for third parties, and revenues earned from licensing our technologies to third parties. Revenue from testing and research and development activities is recognized as the services are performed. Amounts received in advance of revenue recognition are recorded as deferred revenue. Parts revenue is recognized when the parts are sold.

Inventories

Inventories consist of fuel systems, component parts, work-in-progress, and finished goods associated with our Westport HD systems. We carry inventory at the lower of weighted average cost and net realizable value. In establishing whether or not a provision is required for inventory obsolescence, we estimate the likelihood that inventory carrying values will be affected by changes in market demand for our products and by changes in technology, which could make inventory on hand obsolete. We perform regular reviews to assess the impact of changes in technology, sales trends and other changes on the carrying value of inventory. When we determine that such changes have occurred and would have a negative impact on the carrying value of inventory on hand, adequate provisions are recorded. Unforeseen changes in these factors could result in the recognition of additional inventory provisions.

Long-Term Investments

Long-term investments are designated as available for sale and recorded at their fair value to the extent a reliable fair value is determinable. Changes in fair value are recognized in accumulated other comprehensive income. A decline in value that is considered other than temporary is recognized in net loss for the period.

Equipment, Furniture, and Leasehold Improvements and Intellectual Property

Generally accepted accounting principles in Canada require that we consider whether or not there has been an impairment in our long-lived assets, such as equipment, furniture and leasehold improvements and intellectual property, whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. If such costs are not recoverable, we are required to write down the assets to fair value. When quoted market values are not available, we use the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the asset as an estimate of fair value to determine whether or not a write down is required.

Stock-Based Compensation

We account for stock-based compensation related to stock options and performance share units granted to employees and directors using the fair value method. The resulting compensation expense for stock options is calculated using the Black-Scholes valuation method net of estimated forfeitures and is recognized in results from operations over the period in which the related employee services are rendered. We account for performance share units by calculating the fair value based on the market price of the Company's common shares on the date of grant and record compensation expense in the period it is earned, which generally is the period over which the units vest.

Adoption of New Accounting Standards

Goodwill and Intangible Assets

On April 1, 2009, we adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3064, *Goodwill and Other Intangible Assets*, which replaces Section 3062, *Goodwill and Other Intangible Assets*, and Section 3450, *Research and Development Costs*. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and the recognition, measurement and presentation of intangible assets, including assets developed from research and development activities, ensuring consistent treatment of all intangible assets whether separately acquired or internally developed. We adopted this standard on April 1, 2009, but the adoption had no impact on the consolidated financial statements.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES (CONTINUED)

Adoption of New Accounting Standards (continued)

Business Combinations, Consolidated Financial Statements and Non-Controlling Interests

In January 2009, the CICA issued section 1582, Business Combinations, which replaces CICA 1581 and section 1601 "Consolidated Financial Statements", and section 1602, "Non-controlling Interests", which together replace Section 1600. Under Section 1582, the purchase price used in a business combination is based on the fair value of the shares exchanged at their market price on the date of exchange. Furthermore, virtually all acquisition costs will be expensed as incurred which are currently capitalized as part of the purchase price. Contingent liabilities are also recognized at fair value at the date of acquisition and remeasured fair value at each year through net income until settled. Currently, only contingent liabilities that are resolved and payable are included in the cost to acquire the business.

In addition, any negative goodwill will be recognized immediately in net income, unlike the current requirement to eliminate it by reducing net assets in the purchase price allocation. Sections 1601 and 1602 revise and enhance standards for preparation of consolidated financial statements subsequent to a business combination. All three of the new CICA handbook sections are effective on January 1, 2011 with prospective application. We plan to early adopt these sections on April 1, 2010 and apply them to business combinations occurring subsequent to that date.

NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS

Canada's Accounting Standards Board ratified a strategic plan that will result in Canadian GAAP, as used by publicly accountable enterprises, being fully converged with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board over a transitional period to be completed by 2011.

We have determined that adopting U.S. GAAP at this time rather than IFRS would be more relevant to our investor base and less disruptive and less costly as we currently prepare a U.S. GAAP reconciliation in the notes to our consolidated financial statements and our systems are set-up to capture U.S. GAAP information. Management expects to transition to U.S. GAAP for our fiscal year starting April 1, 2011, as permitted by Canadian securities regulatory authorities. We will continue to monitor developments in IFRS standards, and our intent will be to transition to IFRS if and when adopted in the United States.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Our disclosure controls and procedures are designed to provide reasonable assurance that relevant information is gathered and reported to senior management, including the Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO"), on a timely basis such that appropriate decisions can be made regarding public disclosures. As of the end of the period covered by this report, we evaluated, under the supervision and with the participation of management, including the CEO and CFO, the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a–15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended ("Exchange Act"). The CEO and CFO have concluded that as of March 31, 2010, our disclosure controls and procedures were effective to ensure that information required to be disclosed in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified therein and accumulated and reported to management to allow timely discussions regarding required disclosure.

We have also designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. No changes were made in our internal control over financial reporting during the year ended March 31, 2010, that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. The CEO and CFO, together with other members of management, are responsible for establishing and maintaining adequate internal control over the Company's financial reporting. Internal control over financial reporting is designed under our supervision, and effected by the Company's board of directors, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in Canada and the requirements of the Securities and Exchange Commission in the United States, as applicable. There are inherent limitations in the effectiveness of internal control over financial reporting, including the possibility that misstatements may not be prevented or detected. Accordingly, even effective internal controls over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Furthermore, the effectiveness of internal controls can change with circumstances.

Management, including the CEO and CFO, has evaluated the effectiveness of internal control over financial reporting, as defined in Rules 13a–15(f) and 15d–15(f) of the Exchange Act, in relation to criteria described in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this evaluation, Management has determined that internal control over financial reporting was effective as of March 31, 2010. KPMG LLP, our independent registered public accounting firm, has audited our consolidated financial statements and expressed an unqualified opinion thereon. KPMG has also expressed an unqualified opinion on the effective operation of our internal control over financial reporting as of March 31, 2010.

FINANCIAL OVERVIEW

Results From Operations

Revenue
expressed in thousands of Canadian dollars except for units

	Fiscal years ended March 31		
	2010	2009	2008
Engine shipments (units)	3,807	3,907	2,684
HPDI Fuel Systems (units)	114	131	36
Total unit shipments	3,921	4,038	2,720
Product revenue	102,049	102,755	55,238
Parts revenue	28,663	19,082	16,298
	130,712	121,837	71,536

Product Revenue by Geographic Region
as a percentage of revenue

	Fiscal years ended March 31		
	2010	2009	2008
Americas	67%	84%	66%
Asia	14%	4%	18%
Rest of the World	19%	12%	16%

Product Revenue

Product revenue for the year ended March 31, 2010 was $102.0 million, down $0.8 million, or 1%, from $102.8 million in the prior fiscal year, on total CWI and LNG product shipments of 3,921 units compared to 4,038 units in the prior year. On a U.S. dollar basis, the decline was $3.5 million, or 3.4%. CWI product revenue increased $3.7 million, or 4.1%, in fiscal year 2010 to $94.6 million compared to $90.9 million in fiscal year 2009. CWI product shipments decreased from 3,907 units in fiscal 2009 to 3,807 units in fiscal 2010. The primary driver for the increase in CWI product revenue was sales mix as a greater proportion of ISL G units were shipped relative to the prior year, and this product generally sells for a higher price than B Gas and C Gas units. During fiscal year 2010, the Canadian dollar strengthened against the U.S. dollar by an average of 3% during the year, resulting in lower growth in Canadian dollar terms by $2.7 million. Kit revenues, which are included in product revenue, decreased by $1.3 million, or 20.6%, in Fiscal year 2010 to $5.0 million from $6.3 million in fiscal year 2009 because of timing of shipments relating to customers in India. This was offset by an increase in CWI engine margin primarily on shipments of B Gas engines by a manufacturer located in India, which increased by approximately $4.0 million compared with fiscal 2009.

For the year ended March 31, 2010, non-CWI product revenues decreased by $4.4 million, or 37.8%, from $11.8 million, with 114 HD units shipped in the year, to $7.4 million and 131 units shipped in the prior year. The revenue decline is due to a reduction in the average selling price, a change in sales mix from an

upfit model to a sale of fuel systems directly to the OEM, as well as lower sales volumes. Non-CWI revenues were also impacted by the relative strengthening of the Canadian dollar against the U.S. dollar.

For the year ended March 31, 2009, product revenue was $102.8 million, up $47.6 million, or 86%, from $55.2 million in the prior fiscal year, on total CWI and LNG product shipments of 4,038 units compared to 2,720 units in the prior year. CWI product revenue was up 78% to $90.9 million in fiscal year 2009 compared to $51.0 million in fiscal 2008. CWI product sales increased from 2,684 units in fiscal 2008 to 3,907 units in fiscal 2009. In U.S. dollar terms, CWI product revenue increased by US$32.2 million. The U.S. dollar strengthened against the Canadian dollar by an average of 9.2% during fiscal 2009, resulting in higher growth in Canadian dollar terms. Kit revenues, which are included in product revenue, increased to $6.3 million from $1.4 million, primarily driven by an order from a customer in India. Non-CWI revenues grew from $4.2 million to $11.8 million with 131 LNG units in fiscal 2009 compared to 36 in fiscal year 2008. In fiscal 2009, non-CWI revenue included $11.0 million of product revenue associated with sales of heavy duty LNG systems in North America and Australia as well as $0.8 million in other revenues related primarily to testing services.

Parts Revenue

Parts revenue increased in fiscal 2010 by $9.6 million, or 50%, from $19.1 million to $28.7 million in fiscal year 2009. CWI parts revenue increased from $19.0 million in fiscal year 2009 to $25.6 million in fiscal year 2010. The increase is due to higher sales volumes. Parts revenue is a function of engine population, repair and maintenance experience, the age of the population and product reliability. Non-CWI parts revenue increased from $0.1 million in fiscal year 2009 to $3.0 million in fiscal year 2010 primarily from sales of spark ignited tanks generated by BWI of $1.8 million. Westport HD also sold $1.1 million in parts as a result of a higher population of HD units.

For the years ended March 31, 2009 and 2008 part revenue was $19.1 million and $16.3 million, respectively. The 17.1% increase was attributable primarily to foreign exchange.

Cost of Revenue

Cost of revenue for the year ended March 31, 2010 was $89.4 million compared to $91.0 million in the prior year. CWI cost of revenue decreased from $81.3 million in fiscal year 2009 to $78.9 million in fiscal year 2010 as a result of a favourable warranty adjustment of $2.0 million in fiscal year 2010 compared with an unfavourable adjustment of $4.3 million in the prior year. CWI also negotiated lower selling expenses on certain parts. Non-CWI cost of revenue increased from $9.7 million to $10.5 million despite a decrease in sales revenue. Cost of revenue included a charge for inventory obsolescence and campaign accruals of $1.8 million and $0.2, respectively in fiscal year 2010 compared with $0.1 million and $nil, respectively in the prior year.

For the year ended March 31, 2009, cost of revenue was $91.0 million compared to $49.0 million in fiscal year 2008. CWI's cost of revenue was $81.3 million and $45.5 million for fiscal years 2009 and 2008, respectively. The $35.8 million increase was associated primarily with the $42.6 million increase in revenues. However, in the year ended March 31, 2009, cost of revenue also included an unfavourable warranty adjustment of $4.3 million associated primarily with the ISL G and L Gas engines. Non-CWI cost of revenue was $9.7 million and $3.5 million, respectively, in the years ended March 31, 2009 and 2008. The change was related primarily to increasing sales revenue.

Gross Margin

Gross margin was $41.4 million in fiscal 2010 compared with $30.8 million in the previous year, and gross margin percentage was 31.6% in fiscal year 2010 compared with 25.3% in the prior year. CWI gross margin increased from $28.6 million in fiscal year 2009 to $41.4 million in fiscal year 2010, and the gross margin percentage increased from 26.0% in fiscal year 2009 to 34.4% in fiscal year 2010. The increase in gross margin percentage was primarily the result of the favourable adjustment to warranty reserves in fiscal 2010 of $2.0 million compared to the unfavourable adjustment of $4.3 million in the previous year. The warranty reserve in fiscal 2009 increased to reflect ISL G claims experience during that year. The accrual rate on new ISL G engine shipments was also increased in response to fiscal 2009 claims experience. During fiscal 2010, the Company realized more favourable claims experience in the third and fourth quarters, which resulted in a positive warranty reserve adjustment and a reduction in the accrual rate on new builds. The remaining difference relates primarily to changes in business mix and a higher parts margin in fiscal 2010 relative to 2009.

Non-CWI gross margin was slightly below breakeven level in fiscal 2010 compared with $2.2 million in fiscal 2009 and gross margin percentage was -0.2% for fiscal year 2010 compared with 18.5% in the prior year. The decrease in gross margin percentage was driven by changes in the inventory obsolescence provision and campaign charges of $1.8 million and $0.2 million, respectively. We adjusted the inventory provision in fiscal year 2010 as a result of a lower proposed selling price on HD systems in fiscal 2011, which is not sufficient to recover costs on older key components. We also wrote down and scrapped certain components associated with our previous upfit model. During fiscal 2010, we moved to a model where we shipped fuel systems directly to OEMs.

For the years ended March 31, 2009 and 2008, gross margins were $30.8 million and $22.5 million, respectively. Gross margin percentages were 25.3% and 31.5% for those years. CWI gross margin and gross margin percentage were $28.6 million and 26.0% in fiscal 2009 compared with $21.8 million and 32.4% in fiscal year 2008. Gross margin percentage declined primarily because of higher warranty reserves recorded and a higher accrual rate recorded on new ISL G units shipped in the year. To reflect warranty claims experience in the year, CWI increased warranty reserves by $4.3 million, which negatively impacted the margin percentage by 4%. The remaining change in the CWI margin is attributable to product and geographic sales mix as well as an increase in kit revenue, which generated a lower margin. Non-CWI gross margin and gross margin percentages were $2.2 million and 18.5% in fiscal 2009 compared to $0.7 million and 16.7% in fiscal 2008. Gross margins fluctuate with foreign exchange, product mix and volumes.

Research and Development

Research and development expenses, net of program funding, decreased $2.6 million, or 8.4%, to $28.4 million in fiscal year 2010 from $31.0 million in fiscal year 2009. CWI research and development expense decreased $1.4 million due to an increase in government funding of $0.2 million and a reallocation of personnel to sales and marketing activities of $1.2 million. Non-CWI research and development expenses decreased by $1.2 million in the year ended March 31, 2010. The reduction is primarily attributed to shifts in program costs including a reduction in OEM integration costs and implementation of cost reduction initiatives, partially offset by lower government funding and higher stock based compensation. Research and development costs fluctuate with funding levels and stage of the development program.

Research and development expenses, net of program funding, increased $8.0 million, or 34.8%, in fiscal year 2009 to $31.0 million from $23.0 million in fiscal 2008. CWI's net research and development expenses increased by $2.2 million during fiscal 2009. The increase related to $1.1 million of technology royalty fees to Cummins as the result of higher revenues and $1.1 million of increases in costs related to product development and product support. During fiscal 2009, non-CWI net research and development expenses increased by $5.7 million. Government and partner funding decreased by $1.4 million with Industrial Technologies Officer ("ITO") contributions fully recognized in the prior year and we also accrued $1.4 million in royalty payments to ITO as per our funding agreement in the 2009 fiscal year. We also incurred $3.0 million in increased current product engineering expenses and production and other costs associated with the Westport Assembly Centre. In addition, we incurred $2.3 million in costs associated with new product development such as research and testing associated with meeting 2010 emissions standards for our HPDI units and work associated with our European OEM and next generation fuel systems. This was offset by completion of the 2007 LNG North America and Australia product development program during fiscal 2009 reducing costs by $2.4 million compared with fiscal 2008.

Research and Development Expenses
expressed in thousands of Canadian dollars

	Fiscal years ended March 31		
	2010	2009	2008
Research and development expenses	29,835	33,003	26,684
Program funding	(1,424)	(2,021)	(3,658)
Research and development, net	28,411	30,982	23,026

FINANCIAL OVERVIEW (CONTINUED)

General and Administrative

General and administrative expenses for the year ended March 31, 2010 increased $4.1 million, or 47.7%, to $12.7 million from $8.6 million in fiscal year 2009. CWI general and administrative expenses decreased in fiscal year 2010 by $0.2 million due to a one-time payment of compensation related expenses in the prior year. Non-CWI general and administrative expenses increased by $4.3 million primarily from an increase in stock-based compensation of $2.0 as a result of one-time grants and accelerated vesting of certain performance share unit awards. In addition, the Company incurred additional professional fees of $1.0 million relating to strategic development activities and an increase of $1.3 million relating to larger allocations of information technology development, rent and office support costs to research and development expenses in the previous year, and public company related expenses.

General and administrative expenses for the year ended March 31, 2009 and 2008 were $8.6 million and $6.0 million, respectively. The $2.6 million increase related primarily to $0.9 million associated with increased CWI expenses, increased stock based compensation costs of $1.0 million, and $0.6 million in increased public company costs, consulting costs and other costs.

Sales and Marketing

During fiscal year 2010 sales and marketing expenses increased $3.0 million, or 19.9%, to $18.1 million from $15.1 million in the prior year. CWI sales and marketing expenses increased from $5.7 million in fiscal 2009 to $8.4 million in fiscal 2010 while non-CWI sales and marketing expenses increased from $9.4 million in fiscal 2009 to $9.8 million in fiscal 2010. The increase in CWI sales and marketing expense is primarily due to a $1.4 million increase in policy expense associated with customer support on out of warranty engines. There was also a reallocation of personnel as a result of increased field service and customer support activities from research and development expense to sales and marketing expense of $1.2 million. Non-CWI sales and marketing expense increased by $0.4 million primarily due to a higher stock based compensation charge and an increase in current product support costs.

Sales and marketing expenses for the years ended March 31, 2009 and 2008 were $15.1 million and $10.6 million, respectively. The $4.5 million increase primarily related to additional sales and support costs of $3.4 million associated with our commercial launch of HPDI products and other promotional initiatives and $1.9 million relating to business development and emerging markets initiatives and OEM integration costs primarily relating to PACCAR offset by a $0.8 million decrease in CWI sales and marketing expenses.

Foreign Exchange Gains and Losses

Foreign exchange gains and losses primarily reflect the realized net gains and losses on foreign currency transactions and the net unrealized gains and losses on our non-CWI net U.S. dollar denominated assets and liabilities that are mainly composed of cash and cash equivalents, short-term investments, accounts receivable and accounts payable. CWI also has foreign exchange exposure on its Canadian dollar denominated transactions and cash balances. For the year ended March 31, 2010, we recognized a foreign exchange loss of $0.3 million with the significant foreign currency volatility during the year. This compares to foreign exchange losses of $0.7 million in fiscal 2009 and $1.3 million in fiscal 2008.

Depreciation and Amortization

Depreciation and amortization for the years ended March 31, 2010, 2009 and 2008 were $2.1 million, $2.0 million and $1.6 million, respectively. Between 2009 and 2010, the increase in depreciation and amortization of $0.1 million related primarily to depreciation of research equipment and leasehold improvements owned for a full year. Between 2008 and 2009, we amortized leasehold improvements and equipment related to our new production facility, which was completed during the 2009 fiscal year.

Interest on Long-Term Debt and Amortization of Discount

Interest on long-term debt and amortization of discount of $2.8 million for the year ended March 31, 2010 related to interest and accretion on the subordinated debenture notes and interest on our demand installment loan. In fiscal 2009, there was $1.9 million in interest and amortization of discount related mainly to the subordinated debenture notes. As the notes were issued on July 3, 2008, expense was recorded for only a portion of the year. Interest on the debentures was recorded at 9% per annum. Canadian GAAP also required us to separately allocate the proceeds of the debenture units between the debt component and the warrants. Accordingly, the value of the debt ($11.4 million) and the value of the warrants ($3.6 million) were calculated based on each instrument's relative share value. The amount of the long-term debt is being accreted to its face value using the effective interest rate method.

Interest on long-term debt and amortization of discount of $1.0 million in the year ended March 31, 2008 related to the interest and the accretion on $22.1 million of convertible notes issued to funds managed by Perseus LLC. Prior to the notes being fully converted in July 2007, interest was accrued at 8% per annum, and the amount of the debt was accreted to its face value using the effective interest rate method.

Interest and Other Income

Interest and other income for the years ended March 31, 2010 and 2009 was $0.4 million and $1.9 million, respectively. Amounts include interest income on cash and short-term investments as well as gains from the sale of short-term investments and equipment. The decrease of $1.5 million related to a lower average cash balance in our cash and short-term investments as well as a lower interest yield as a result of lower interest rates in both Canada and the United States. For the years ended March 31, 2009 and 2008, interest and other income was $1.9 million and $1.3 million, respectively. The increase of $0.6 million from 2008 to 2009 related to a higher average balance in our cash and short-term investments subsequent to the financing associated with our NASDAQ listing in July 2008 partially offset by lower interest yields particularly in the third and fourth quarters of fiscal 2009.

Gain on sale of Long-Term Investments

Gain on sale of long-term investments in fiscal 2010 relates to the sale of Clean Energy shares and the sale of our remaining interest in Wild River Resources Ltd. ("Wild River"). The Company sold 184,311 shares of Clean Energy for net proceeds of $3.8 million resulting in a gain on sale of $2.9 million. As at March 31, 2010, the Company no longer owns any shares in Clean Energy. We also sold our interest in Wild River for net proceeds of $0.1 million resulting in a gain of $0.1 million.

In fiscal 2009, we recorded realized gains of $14.3 million related to the sale of Clean Energy shares. In 2008, the realized gain of $10.7 million related to the sale of Clean Energy shares ($8.0 million) as well as a disposition of a substantial portion of our interest in Wild River for a net gain on sale of $2.7 million.

Income Tax Expense

Income tax expense for the year ended March 31, 2010 was $8.9 million, which compares to an expense of $6.5 million for the year ended March 31, 2009. Current income tax expense representing cash taxes payable was $10.2 million in fiscal 2010 compared with $3.3 million in fiscal 2009, and we recorded a future income tax recovery of $1.3 million, which compares to an expense of $3.3 million in the prior year. Future income tax recoveries and expenses arise on the recognition of temporary differences between the carrying amounts and the tax bases of our assets and liabilities. CWI represents the majority of the tax provision in both fiscal year 2010 and fiscal year 2009 as the provision relating to CWI was $8.6 million and $4.2 million, respectively. CWI has an effective tax rate of approximately 36% representing federal and state tax liabilities. During the year ended March 31, 2009, CWI utilized its remaining tax losses carried forward from previous years of $14.7 million U.S. dollars. These losses carried forward had previously been recognized as future tax assets and the majority of the losses were utilized in the first and second quarters of fiscal year 2009. The portion of the future tax asset relating to losses carried forward was drawn down to offset current tax expense. The draw down of the future tax asset for utilized losses was offset by an increase in the warranty liability, which resulted in future tax deductions for CWI. Non-CWI entities are primarily in a loss positions or have losses carried forward which offset taxable income. During fiscal years 2010 and 2009, we paid withholding tax on dividends of $0.2 million and $0.5 million, respectively. During fiscal years 2010 and 2009, there was also future income tax expense related to the sale of our Clean Energy shares of $0.1 million and $2.2 million, respectively, as a result of reversing a future tax credit arising on available for sale investments.

For the year ended March 31, 2009, income tax expense was $6.5 million, and for the year ended March 31, 2008, we had income tax recoveries of $4.5 million. Current income tax expense, representing cash taxes payable in the year, was $3.3 million and $0.2 for fiscal years 2009 and 2008, respectively. Future income tax expense in fiscal 2009 was $3.2 million while in fiscal 2008 an income tax recovery of $4.7 million was recorded. As a result of utilizing all of the tax losses carried forward during the third quarter of fiscal year 2009, CWI incurred current tax expense of $3.0 million in its third and fourth quarter taxable income. In the year ended March 31, 2008, CWI recognized future income tax recoveries of $5.9 million arising from the recognition of future income tax assets associated with its loss carry-forwards.

The remaining increase in future income tax expense relates to the sale of our Clean Energy shares of $2.2 million and $1.3 million, respectively, in fiscal years 2009 and 2008 resulted from reversing the future tax credit arising on available for sale investments in prior periods.

Joint Venture Partners' Share of Income from Joint Ventures

Joint Venture Partners' share of income from joint ventures of $7.5 million in fiscal year 2010 reflects Cummins' 50% share of CWI's net income and also includes BTIC's 50% share of BWI's net income in the period. In fiscal year 2010, Cummins' share of CWI net income was $7.6 million and BTIC's share of BWI was a loss of $0.1 million.

In fiscal year 2009, the joint venture partners' share of income from joint ventures of $4.2 million reflected Cummins' 50% share of CWI's net income after tax and also included BTIC's 50% share of BWI's net income in the period. In fiscal year 2009, Cummins' share of CWI net income was $3.9 million and BTIC's share of BWI net income was $0.3 million. For the year ended March 31, 2008, $5.6 million reflects Cummins' 50% share of CWI's net income after tax and also includes BTIC's 50% share of BWI's net loss in the period, or $0.3 million.

CAPITAL REQUIREMENTS, RESOURCES AND LIQUIDITY

As at March 31, 2010, our cash, cash equivalents and short-term investment position was $105.9 million, an increase of $23.2 million from March 31, 2009. Cash and cash equivalents consist of guaranteed investment certificates, term deposits and bankers acceptances with maturities of 90 days or less when acquired. Short-term investments consist of investment grade bankers' acceptances, term deposits and commercial paper. We invest primarily in short-term paper issued by Schedule 1 Canadian banks, R1 high rated corporations and governments.

For the year ended March 31, 2010, our cash used in operations was $22.1 million. Cash used in operations before changes in non-cash working capital, a non-GAAP measure, was $25.1 million. Changes in non-cash working capital for the year contributed $3.0 million. The $3.0 million change in working capital for the year ended March 31, 2010 was impacted positively by cash inflows from a reduction in inventory balances of $5.8 million, increases in warranty liability of $1.2 million, increases in deferred revenue of $1.7 million, and increases in accounts payable and accrued liabilities of $0.3 million. This was offset by changes in accounts receivable of $6.0 million. Cash used in investing activities included $0.3 million invested in equipment, furniture and leasehold improvements. We also increased our net advances to Cummins by $4.8 million, and CWI paid Cummins a dividend of $4.2 million. We expect Cummins will continue to borrow funds from CWI's excess cash each quarter. We also repaid $1.2 million against our non-recourse loan with Clean Energy and $1.3 million against our demand installment loan.

During the year ended March 31, 2010, we funded our operations from the sale of our Clean Energy shares and our stake in Wild River amounting to proceeds of $3.8 million, and through our public offering resulting in cash of $57.4 million, net of $3.4 million of share issuance costs.

Foreign exchange negatively impacted cash and cash equivalents by $6.1 million as the relative value of the Canadian dollar increased relative to the U.S. dollar by 19% over the fiscal year.

Our plan is to use our current cash, cash equivalents and short-term investments, our share of CWI profits and borrowings under our credit facility to fund our committed milestones and obligations for our current programs. We will also continue to seek third party and government funding on commercially acceptable terms to offset costs of our investments; however, there are no guarantees that we will be successful in obtaining third party funding on acceptable terms or at all.

Our $13 million credit facility with our bank has been drawn down by our demand installment loan of $3.3 million and is subject to and limited by financial covenants, which may prevent us from drawing against the full amount of the line. As at March 31, 2010, we had access to the full amount of the line. During the year, our interest rate payable on our credit facility was prime plus 0.25% for borrowings up to $5 million.

Westport's capital requirements will vary depending on a number of factors, including the timing and size of orders for our LNG systems, our ability to successfully launch products on time, our supply chain and manufacturing requirements, our success in executing our business plan, relationships with current and potential strategic partners, commercial sales and margins, product reliability, progress on research and development activities, capital expenditures and working capital requirements. We also continue to review investment and acquisition opportunities on a regular basis for technologies, businesses and markets that would complement our own products or assist us in our commercialization plans. Significant new orders, expanded engine programs, acquisitions or investments could require additional funding. If such additional funding is not available to us, if expected orders do not materialize or are delayed, or if we have significant overspending in our programs, we may be required to delay, reduce or eliminate certain research and development activities, reduce or cancel inventory orders, and possibly forego new program, acquisition or investment opportunities. Any of those circumstances could potentially result in a delay of the commercialization of our products in development and could have an adverse effect on our business, results of operations, liquidity and financial condition.

This "Capital Requirements, Resources and Liquidity" section contains certain forward looking statements. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. Readers are encouraged to read the "Forward Looking Statements and Basis of Presentation" sections of this MD&A, which discusses forward-looking statements and the "Risks and Uncertainties" section of this MD&A and of our Annual Information Form.

Shares Outstanding

For the years ended March 31, 2010, 2009 and 2008, the weighted average number of shares used in calculating the loss per share was 34,133,247, 30,268,947, and 25,167,966, respectively. During the year ended March 31, 2010, we granted 406,262 stock options and 105,084 performance share units relating to our long-term incentive programs. As part of the debenture units issued on July 3, 2008, we also issued 771,428 warrants with a strike price of $18.73 and 46,118 broker warrants with a strike price of $16.10. We also issued 790,614 warrants with a strike price of $10.65 to the Government of Canada, as required under our funding agreement. The warrants issued to the Government of Canada were exercised on April 14, 2010 for net proceeds of $8.4 million. The shares, share options and performance share units outstanding and exercisable as at the following dates are shown below:

	March 31, 2010		May 27, 2010	
	Number	Weighted average exercise price	Number	Weighted average exercise price
Shares outstanding	38,494,575	$	39,409,436	$
Share options				
Outstanding	1,051,589	8.13	962,101	7.90
Exercisable	550,471	8.44	460,983	8.02
Performance share units				
Outstanding	1,194,913	n/a	1,194,913	n/a
Exercisable	182,495	n/a	182,495	n/a
Warrants				
Outstanding and exercisable	1,608,160	14.68	771,378	18.72

SUMMARY OF QUARTERLY RESULTS AND DISCUSSION OF FOURTH QUARTER 2010

Our revenues and operating results can vary significantly from quarter to quarter depending on the timing of product deliveries, product mix, product launch dates, research and development project cycles, timing of related government funding and foreign exchange impacts. Net loss has and can vary significantly from one quarter to another depending on operating results, gains and losses from investing activities, stock-based compensation awards, recognition of tax benefits and other similar events.

The following table provides summary unaudited financial data for our last eight quarters:

Selected Quarterly Operations Data (unaudited)
expressed in thousands of Canadian dollars except per share and percentages

for the three months ended:	2008-Jun-30	2008-Sep-30	2008-Dec-31	2009-Mar-31	2009-Jun-30	2009-Sep-30	2009-Dec-31	2010-Mar-31
Units shipped	1,078	1,460	824	676	622	1,053	1,202	1,044
Average foreign exchange rate (C$:US$)	$ 1.01	$ 1.04	$ 1.21	$ 1.25	$ 1.16	$ 1.10	$ 1.06	$ 1.02
Product revenue	$ 21,428	$ 34,332	$ 25,448	$ 21,547	$ 19,329	$ 23,991	$ 30,158	$ 28,571
Parts revenue	$ 4,081	$ 4,680	$ 5,606	$ 4,715	$ 5,614	$ 7,680	$ 8,239	$ 7,130
Total revenue	$ 25,509	$ 39,012	$ 31,054	$ 26,262	$ 24,943	$ 31,671	$ 38,397	$ 35,701
Gross margin	$ 8,339	$ 9,226	$ 6,321	$ 6,930	$ 6,396	$ 7,992	$ 15,083	$ 11,889
	33%	24%	20%	26%	26%	25%	39%	34%
Net income (loss) for the period	$ (3,463)	$ 676	$ (8,928)	$ (12,710)	$ (9,189)	$ (8,984)	$ (7,279)	$ (12,184)
Earnings (loss) per share:								
Basic	$ (0.13)	$ 0.02	$ (0.28)	$ (0.43)	$ (0.29)	$ (0.28)	$ (0.21)	$ (0.32)
Diluted	$ (0.13)	$ 0.02	$ (0.28)	$ (0.43)	$ (0.29)	$ (0.28)	$ (0.21)	$ (0.32)
Cash from (used in) operations before changes in non-cash operating working capital	$ (2,548)	$ (3,947)	$ (8,288)	$ (10,842)	$ (7,132)	$ (6,869)	$ (2,369)	$ (8,711)
Company's 100% share of CWI net income (loss)	$ 3,234	$ 2,800	$ 258	$ 1,540	$ 1,312	$ 2,092	$ 5,878	$ 5,840
Joint Venture Partner's share of CWI net income (loss)	$ 1,617	$ 1,400	$ 129	$ 770	$ 656	$ 1,046	$ 2,939	$ 2,920

Three Months Ended March 31, 2010 and 2009

Our total consolidated revenue for the three months ended March 31, 2010 was $35.7 million, an increase of $9.4 million, or 35.7%, from $26.3 million in the same period in fiscal year 2009. On a U.S. dollar basis, consolidated revenue increased by 63.8% as the Canadian dollar strengthened against the U.S. dollar by approximately 16% for the period. CWI product revenue was up $4.6 million as unit sales increased from 671 units to 998 units primarily as the result of increased volume of ISL G sales. CWI parts revenue also increased by $1.7 million quarter over quarter due to an increase in units in service and price increases on certain parts. Non-CWI revenues increased by $3.1 million with 46 HD systems shipped in the fourth quarter of fiscal 2010 compared with 5 in the comparative quarter. Westport HD sales included 14 units shipped to Australia and 32 within North America.

Net loss for the three months ended March 31, 2010 was $12.2 million compared to net loss of $12.7 million in the three months ended March 31, 2009. Our share of CWI net income increased $2.1 million from $0.8 million to $2.9 million primarily because of increased revenues and a higher gross margin percentage. CWI gross margin increased by $5.4 million on higher revenues, and gross margin percentages increased from 28.8% in the fourth quarter of fiscal 2009 to 40.3% in fiscal 2010 as the result of more favourable warranty experience and an increase in parts margin as a result of CWI negotiating lower selling expenses on certain parts. CWI operating expenses (research and development, sales and marketing and general and administrative expenses) decreased by $0.6 million because of government funding of $0.2 million received in the fourth quarter of 2010 from the Gas Technology Institute as well as a reduction in materials spending of $0.3 million and policy expenditures of $0.1 million compared with the fourth quarter of fiscal 2009. CWI's income tax expense increased by $1.7 million due to higher margins and lower operating expenses.

Non-CWI net loss increased $1.6 million from $13.5 million to $15.1 million. Non-CWI gross margins decreased $0.6 million in the fourth quarter of fiscal 2010 compared with fiscal 2009 on higher sales volume offset by an inventory write-down of $1.6 million for obsolescence and scrap. Non-CWI operating expenses increased by $2.9 million compared with the fourth quarter of fiscal 2009. The increase relates to general and administrative expenses rising from $2.3 million to $4.9 million quarter over quarter. We incurred a one time cost on settling contractual obligations to our former President and Chief Operating Officer which resulted in a charge of $1.8 million. We also incurred $0.7 in additional professional fees and outside services costs. The increase in other operating expenses compared with the fourth quarter of fiscal 2009 related to an increase in current product support costs offset by one-time integration costs incurred in the fourth quarter of the prior fiscal year.

We also recognized a gain on sale of Clean Energy shares of $2.9 million in the current quarter compared with a gain on sale of $0.4 million in the fourth quarter of fiscal 2009. The remaining change relates primarily to higher foreign exchange losses in the current quarter compared to the fourth quarter of the prior year.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

Minimum Annual Payments Due by Period
expressed in thousands of Canadian dollars

	Carrying amount	Contractual cash flows	< 1 year	2 – 3 years	4 – 5 years	> 5 years
Accounts payable and accrued liabilities	$ 13,902	$ 13,902	$ 13,902	$ -	$ -	$ -
Demand instalment loan	3,295	3,403	1,385	1,993	25	-
Short-term debt	163	-	-	-	-	-
Subordinated debenture notes	12,727	17,025	1,350	15,675	-	-
Other long-term debt	348	359	139	219	1	-
Operating lease commitments	-	4,381	1,404	2,179	798	-
Royalty payments	1,350	29,685	3,856	3,040	2,700	20,089
Investment in Joint Venture	-	4,464	4,464	-	-	-
	$ 31,785	$ 73,219	$ 26,500	$ 23,106	$ 3,524	$ 20,089

Contractual Commitments

Capital lease obligations related primarily to office equipment, have terms of two to five years and have interest rates ranging from 1.15% to 6.17%. Operating lease commitments represent our future minimum lease payments under leases related primarily to our operating premises and office equipment.

Demand Installment Loan

As of March 31, 2010, we had $3.3 million in a demand installment loan outstanding, down $1.3 million from $4.6 million as at March 31, 2009. The loan is drawn against our line of credit and bears interest at prime plus 0.25% for amounts under $5.0 million with further rate reductions applying above $5.0 million.

Short-Term Debt

Short-term debt is repayable on the sale of certain product. The Company has assumed these sales will take place within one year.

Subordinated Debenture Notes

Subordinated debenture notes bear interest at 9% per annum and mature on July 3, 2011. Interest is payable semi-annually and the principal repayment amount is repayable on maturity. The Company has the option to redeem at 110% of the principal amount after 18 months from the date of issuance.

Royalty Payments

Royalty payments include annual royalties payable to ITO as outlined in "Government Funding" below as well as a technology access royalty fee payable from CWI to Cummins which is equal to 2.75% of engine revenue to a cumulative maximum of $10.6 million (US$10.4 million). As of March 31, 2010, US$7.6 million has been paid and US$2.8 million remains outstanding.

Investment In Joint Venture

The investment in joint venture relates to our commitment to a 30-year joint venture agreement with Weichai Power and Hong Kong Peterson to form WWI. Under the terms of the WWI joint venture agreement, our initial investment is expected to be approximately $4.5 million (30 million RMB), equaling a 35% equity interest in WWI.

CONTINGENT OFF-BALANCE SHEET ARRANGEMENTS

Government Funding

We are continually exploring strategic opportunities to work with governments to provide them with alternative fuel solutions. As a result of our government partnerships, we recognized $1.4 million in government funding in 2010 compared with $2.0 million in fiscal 2009 and $3.7 million in fiscal 2008. Under certain repayment terms, we are obligated to repay royalties as follows:

Agreement	Industrial Technologies Office (Formerly Technology Partnerships Canada)	Department Of Natural Resources Canada
Description	Fund 30% of the eligible costs of, among other research projects, the adaptation of Westport's technology to diesel engines, up to $18.9 million.	Funded $1 million for demonstration of a low emissions natural gas power generator in Grande Prairie, Alberta.
Royalties	Annual royalties equal to the greater of $1,350,000 or 0.33% of annual gross revenues from all sources, provided that gross revenues exceed $13.5 million.	1% of revenues from future sales of natural gas engines for power generators.
Term	Fiscal 2010 to fiscal 2015, inclusive; royalty period may be extended until the earlier of March 31, 2018 or until cumulative royalties total $28,189,000.	Earlier of 10 years from project completion date (August 30, 2004), or when cumulative royalties total $1 million.

As at March 31, 2010, royalties of $1.4 million relating to ITO were paid and an additional $1.4 million was accrued during the year.

BUSINESS RISKS AND UNCERTAINTIES

An investment in our business involves risk and readers should carefully consider the risks described in our Annual Information Form and other filings on www.sedar.com and www.sec.gov. Our ability to generate revenue and profit from our technologies is dependent on a number of factors, and the risks discussed in our Annual Information Form, if they were to occur, could have a material impact on our business, financial condition, liquidity, results of operation or prospects. While we have attempted to identify the primary known risks that are material to our business, the risks and uncertainties discussed in our Annual Information Form may not be the only ones we face. Additional risks and uncertainties, including those that we do not know about now or that we currently believe are immaterial may also adversely affect our business, financial condition, liquidity, results of operation or prospects. A full discussion of the risks impacting our business is contained in the Annual Information Form for the year ended March 31, 2010 under the heading "Risks" and is available on SEDAR at www.sedar.com.

NON-GAAP MEASURES

We use certain non-GAAP measures to assist in assessing our financial performance and liquidity. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. Non-GAAP measures and reconciliations to financial statement line items for the periods indicated are as follows:

Cash Flows from Operations Before Changes in Non-Cash Operating Working Capital
expressed in thousands of Canadian dollars

	2010	2009	2008
Cash flows from operations:			
Loss for the year	$ (37,636)	$ (24,425)	$ (10,315)
Items not involving cash:			
Depreciation and amortization	2,128	1,978	1,550
Stock-based compensation expense	4,827	2,246	664
Future income tax recovery	(1,341)	3,245	(4,691)
Change in deferred lease inducements	(74)	(321)	(251)
Gain on sale of long-term investments	(2,972)	(14,275)	(10,659)
Joint Venture Partners' share of net income from joint ventures	7,453	4,221	5,564
Loss of investment accounted for by the equity method	1,078	1,021	-
Interest on long-term debt and amortization of discount	1,409	868	690
Other	47	(181)	(146)
Cash flows from operations before changes in non-cash operating working capital	$ (25,081)	$ (25,625)	$ (17,594)

MANAGEMENT'S REPORT TO THE SHAREHOLDERS

The consolidated financial statements presented here have been prepared by management in accordance with Canadian generally accepted accounting principles. The integrity and objectivity of the data in these consolidated financial statements are management's responsibility.

The company has implemented a system of internal accounting and administrative controls in order to provide reasonable assurance that transactions are appropriately authorized, assets are safeguarded, and financial records are properly maintained to provide accurate and reliable financial statements.

The Board of Directors, through its Audit Committee, oversees management's responsibility for financial reporting and internal control. The Audit Committee is comprised of four directors who are not involved in the daily operations of the Company.

The duties of the committee include the review of the system of internal controls, and of any relevant accounting, auditing and financial matters. The Audit Committee meets on a regular basis with management and the Company's independent auditors to ensure itself that its duties have been properly discharged. The Audit Committee reports its findings to the Board for consideration in approving the financial statements for issuance to the shareholders.

The consolidated financial statements have been audited by KPMG LLP, Chartered Accountants, who were appointed by the shareholders, and have full and unrestricted access to the Audit Committee. The independent auditors' report outlines the scope of their examination and their opinion on the consolidated financial statements.

David R. Demers
Chief Executive Officer
May 27, 2010

Bill E. Larkin
Chief Financial Officer
May 27, 2010

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Westport Innovations Inc. (the Company) as at March 31, 2010 and 2009 and the consolidated statements of operations, comprehensive income (loss), shareholders' equity and cash flows for each of the years in the three-year period ended March 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.

An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2010 and 2009 and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2010 in accordance with Canadian generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of March 31, 2010, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated May 27, 2010 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

KPMG LLP

Chartered Accountants
Vancouver, Canada
May 27, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
Westport Innovations Inc.

We have audited Westport Innovation Inc.'s (the Company) internal control over financial reporting as of March 31, 2010, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management's report on Disclosure Controls and Procedures and Internal Controls Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal controls over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2010, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have conducted our audits on the consolidated financial statements in accordance with Canadian generally accepted auditing standards and the Standards of Public Company Accounting Oversight Board (United States). Our report dated May 27, 2010 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Chartered Accountants
Vancouver, Canada
May 27, 2010

CONSOLIDATED BALANCE SHEETS

expressed in thousands of Canadian dollars | as at March 31, 2010 and 2009

	March 31, 2010	March 31, 2009
Assets		
Current assets:		
Cash and cash equivalents	$ 71,594	$ 39,043
Short-term investments	34,257	43,576
Accounts receivable [note 5]	11,570	6,417
Loan receivable [note 19(a)]	13,505	11,234
Inventories [note 4]	8,175	13,982
Prepaid expenses	1,307	1,387
Current portion of future income tax assets [note 18(b)]	5,069	4,451
	145,477	120,090
Long-term investments [note 5]	-	1,935
Equipment, furniture and leasehold improvements [note 6]	6,209	7,712
Intellectual property [note 7]	287	430
Future income tax assets [note 18(b)]	4,144	5,337
	$ 156,117	$ 135,504
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 13,902	$ 14,359
Deferred revenue	891	546
Demand instalment loan [note 8]	3,295	4,642
Short-term debt [note 9]	163	1,614
Current portion of long-term debt [note 10]	139	17
Current portion of warranty liability	12,082	12,222
	30,472	33,400
Warranty liability	9,199	12,369
Long-term debt [note 10]	12,936	11,353
Other long-term liabilities [note 11]	5,271	4,821
Joint Venture Partners' share of net assets of joint ventures [note 19]	13,344	12,603
	71,222	74,546
Shareholders' equity:		
Share capital [note 13]:		
Authorized:		
Unlimited common shares, no par value		
Unlimited preferred shares in series, no par value		
Issued:		
38,494,475 (2009 – 32,040,540) common shares	376,710	311,855
Other equity instruments [note 16]	12,293	12,319
Additional paid in capital	5,260	5,263
Accumulated deficit	(309,521)	(271,885)
Accumulated other comprehensive income	153	3,406
	84,895	60,958
Commitments and contingencies [notes 12 and 20]		
	$ 156,117	$ 135,504

See accompanying notes to consolidated financial statements.
Approved on behalf of the Board:

Henry Bauermeister, Director

John A. Beaulieu, Director

CONSOLIDATED STATEMENTS OF OPERATIONS

expressed in thousands of Canadian dollars except share and per share amounts | years ended March 31, 2010, 2009, and 2008

	2010	2009	2008
Product revenue	$ 102,049	$ 102,755	$ 55,238
Parts revenue	28,663	19,082	16,298
	130,712	121,837	71,536
Cost of revenue and expenses:			
Cost of revenue	89,352	91,020	49,023
Research and development [notes 15(c) and 17]	28,411	30,982	23,026
General and administrative [note 15(c)]	12,728	8,575	6,033
Sales and marketing [note 15(c)]	18,102	15,071	10,550
Foreign exchange loss	348	682	1,287
Depreciation and amortization	2,128	1,978	1,550
Bank charges, interest, and other	450	469	280
	151,519	148,777	91,749
Loss before undernoted	(20,807)	(26,940)	(20,213)
Loss from investment accounted for by the equity method	(1,078)	(1,021)	-
Interest on long-term debt and amortization of discount	(2,758)	(1,879)	(986)
Interest and other income	383	1,882	1,316
Gain on sale of long-term investments [note 5]	2,972	14,275	10,659
Loss before income taxes and Joint Venture Partners' share of income from joint ventures	(21,288)	(13,683)	(9,224)
Income tax recovery (expense) [note 18]:			
Current	(10,236)	(3,276)	(218)
Future	1,341	(3,245)	4,691
	(8,895)	(6,521)	4,473
Loss before Joint Venture Partners' share of income from joint ventures	(30,183)	(20,204)	(4,751)
Joint Venture Partners' share of net income from joint ventures [note 19]	(7,453)	(4,221)	(5,564)
Loss for the year	$ (37,636)	$ (24,425)	$ (10,315)
Basic and diluted loss per share	$ (1.10)	$ (0.81)	$ (0.41)
Weighted average common shares outstanding – basic and diluted	34,133,247	30,268,947	25,167,966

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

expressed in thousands of Canadian dollars except share and per share amounts | years ended March 31, 2010, 2009, and 2008

	2010	2009	2008
Loss for the year	$ (37,636)	$ (24,425)	$ (10,315)
Other comprehensive income (loss)			
Unrealized gain on available for sale securities, net of tax of $nil (2009 – $323); (2008 – $181)	-	1,781	645
Reclassification of net realized gains on available for sale securities to net loss, net of tax of $77 (2009 – $2,454); (2008 – $1,345)	(540)	(12,119)	(6,799)
Cumulative translation adjustment	(2,494)	3,659	-
Reclassification of realized foreign exchange gain on payment of dividend by joint venture	(219)	(793)	-
	(3,253)	(7,472)	(6,154)
Comprehensive loss	$ (40,889)	$ (31,897)	$ (16,469)

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

expressed in thousands of Canadian dollars except share amounts | years ended March 31, 2010, 2009, and 2008

	Common shares	Share capital	Other equity instruments	Additional paid in capital	Accumulated deficit	Accumulated other comprehensive income	Shareholders' equity
Balance, April 1, 2007	21,624,594	232,830	12,352	5,301	(236,382)	17,032	31,133
Issue of common shares on exercise of stock options	232,024	1,967	-	(762)	-	-	1,205
Issue of common shares on exercise of performance share units	60,383	390	(390)	-	-	-	-
Issue of common shares on conversion of subordinated convertible notes and settlement of accrued interest [note 10(c)]	4,831,801	21,759	(7,569)	-	(763)	-	13,427
Issue of common shares on exercise of warrants	668,191	1,420	(1,420)	-	-	-	-
Share issuance costs	-	(164)	-	-	-	-	(164)
Stock-based compensation	-	-	106	558	-	-	664
Net loss for the year	-	-	-	-	(10,315)	-	(10,315)
Other comprehensive loss	-	-	-	-	-	(6,154)	(6,154)
Balance, March 31, 2008	27,416,993	258,202	3,079	5,097	(247,460)	10,878	29,796
Issue of common shares on exercise of stock options	104,669	939	-	(357)	-	-	582
Issue of common shares on exercise of performance share units	3,947	23	(23)	-	-	-	-
Issue of common shares on settlement of accrued interest	14,931	249	-	-	-	-	249
Issue of common shares on public offering [note 13]	4,500,000	57,348	-	-	-	-	57,348
Share issuance costs	-	(4,906)	-	-	-	-	(4,906)
Value of warrants issued with long-term debt	-	-	3,847	-	-	-	3,847
Value of warrants issued to settle obligation to issue warrants	-	-	4,000	-	-	-	4,000
Financing costs incurred	-	-	(307)	-	-	-	(307)
Stock-based compensation	-	-	1,723	523	-	-	2,246
Net loss for the year	-	-	-	-	(24,425)	-	(24,425)
Other comprehensive loss	-	-	-	-	-	(7,472)	(7,472)
Balance, March 31, 2009	32,040,540	311,855	12,319	5,263	(271,885)	3,406	60,958
Issue of common shares on exercise of stock options	389,580	3,998	-	(1,455)	-	-	2,543
Issue of common shares on exercise of performance share units	601,855	3,401	(3,401)	-	-	-	-
Issue of common shares on public offering [note 13]	5,462,500	60,840	-	-	-	-	60,840
Share issuance costs	-	(3,384)	-	-	-	-	(3,384)
Stock-based compensation	-	-	3,375	1,452	-	-	4,827
Net loss for the year	-	-	-	-	(37,636)	-	(37,636)
Other comprehensive loss	-	-	-	-	-	(3,253)	(3,253)
Balance, March 31, 2010	38,494,475	$ 376,710	$ 12,293	$ 5,260	$ (309,521)	$ 153	$ 84,895

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

expressed in thousands of Canadian dollars | years ended March 31, 2010, 2009, and 2008

	2010	2009	2008
Cash flows from operating activities:			
Loss for the year	$ (37,636)	$ (24,425)	$ (10,315)
Items not involving cash:			
Depreciation and amortization	2,128	1,978	1,550
Stock-based compensation expense	4,827	2,246	664
Future income tax expense (recovery)	(1,341)	3,245	(4,691)
Change in deferred lease inducements	(74)	(321)	(251)
Gain on sale of long-term investments	(2,972)	(14,275)	(10,659)
Joint Venture Partners' share of net income from joint ventures	7,453	4,221	5,564
Loss from investment account for by the equity method	1,078	1,021	-
Accretion of long-term debt	1,409	866	690
Other	47	(181)	(146)
Changes in non-cash operating working capital:			
Accounts receivable	(6,046)	1,004	3,853
Inventories	5,807	(4,962)	(6,204)
Prepaid expenses	53	(354)	(250)
Accounts payable and accrued liabilities	346	5,545	2,343
Deferred revenue	1,680	2,948	(133)
Warranty liability	1,188	12,168	2,186
	(22,053)	(9,276)	(15,799)
Cash flows from investing activities:			
Purchase of equipment, furniture and leasehold improvements	(256)	(5,904)	(1,690)
Proceeds on disposition of equipment, furniture and leasehold improvements	-	-	609
Sale (purchase) of short-term investments, net	8,753	(27,024)	6,725
Disposition of long-term investments	3,811	19,379	17,977
Advance on loans receivable	(18,298)	(18,948)	(6,774)
Repayment on loans receivable	13,509	17,307	-
Investment in joint venture	-	(1,500)	-
Proceeds from joint venture partner	-	-	425
Leasehold inducement	-	325	-
	7,519	(16,365)	17,272
Cash flows from financing activities:			
Proceeds from demand installment loan	-	500	5,000
Payments on demand installment loan	(1,347)	(1,634)	(837)
Increase in short-term debt	-	170	5,995
Payments on short-term debt	(1,205)	(5,449)	-
Payments on bank loan and other long-term debt	(47)	(103)	(6,814)
Issuance of debenture notes	-	15,000	-
Finance costs incurred	-	(1,006)	-
Shares issued for cash	63,383	57,930	1,205
Share issuance costs	(3,384)	(4,906)	(164)
Dividends paid to joint venture partner	(4,218)	(9,259)	-
	53,182	51,243	4,385
Effects of foreign exchange on cash and cash equivalents	(6,097)	5,881	-
Increase in cash and cash equivalents	32,551	31,483	5,858
Cash and cash equivalents, beginning of year	39,043	7,560	1,702
Cash and cash equivalents, end of year	$ 71,594	$ 39,043	$ 7,560

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

expressed in thousands of Canadian dollars | years ended March 31, 2010, 2009, and 2008

	2010	2009	2008
Supplementary information:			
Interest paid	$ 1,588	$ 956	$ 473
Taxes paid	9,181	1,771	479
Non-cash transactions:			
Purchase of equipment, furniture and leasehold improvements by assumption of capital lease obligation	343	50	-
Shares issued on exercise of performance share units	3,401	23	390
Shares issued on conversion of debt	-	-	21,115
Shares issued for settlement of interest on convertible notes	-	249	644
Broker warrants issued with subordinated debt [note 10(b)]	-	284	-
Shares issued on cashless exercise of warrants	-	-	1,420
Warrants issued on obligation to settle warrants [note 14]	-	4,000	-

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

expressed in thousands of Canadian dollars except share and per share amounts | years ended March 31, 2010, 2009, and 2008

1. COMPANY ORGANIZATION AND OPERATIONS:

Westport Innovations Inc. (the "Company") was incorporated under the Business Corporations Act (Alberta) on March 20, 1995.

The Company is involved in the research, development and commercialization of environmental technologies, including high-pressure direct injection ("HPDI") combustion technology that allows diesel engines to operate on cleaner burning gaseous fuels such as natural gas without sacrificing performance or fuel economy. The Company also has a joint venture interest in Cummins Westport Inc. ("CWI"), a joint venture with Cummins Inc. ("Cummins"), formed in 2001 [note 19(a)]. CWI develops, supports and markets a comprehensive product line of low-emission, high performance engines and ancillary products using proprietary intellectual property developed by the Company and Cummins.

These consolidated financial statements have been presented on a going concern basis, which assumes the realization of assets and the settlement of liabilities in the normal course of operations. To date, the Company has financed its operations primarily by equity and debt financing, sale of investments, its share of operating cash flows from CWI, and margins on the sale of products and parts. If the Company does not have sufficient funding from internal or external sources, it may be required to delay, reduce or eliminate certain research and development programs and forego acquisition of certain equipment. The future operations of the Company are dependent upon its ability to produce, distribute and sell an economically viable product to attain profitable operations.

2. SIGNIFICANT ACCOUNTING POLICIES:

(a) Basis of presentation:

The consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries and variable interest entities for which the Company is considered the primary beneficiary. Intercompany balances and transactions have been eliminated.

Interests in variable interest entities are consolidated by the Company if the Company is the primary beneficiary. The Company has identified CWI and BTIC Westport Inc. ("BWI") as variable interest entities and determined that the Company is the primary beneficiary. Accordingly, the Company has consolidated these entities. The 50% interest held by the Company's joint venture partners is reflected as "Joint Venture Partners' share of net assets of joint ventures" in these consolidated financial statements.

These consolidated financial statements are presented in accordance with Canadian generally accepted accounting principles, which conform in all material respects with accounting principles generally accepted in the United States, except as outlined in note 24.

Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.

(b) Cash and cash equivalents:

Cash and cash equivalents includes cash, term deposits, bankers acceptances and guaranteed investment certificates with maturities of ninety days or less when acquired. Cash equivalents are considered as held for trading and recorded at fair value with changes in fair value recognized in the consolidated statements of operations.

(c) Short-term investments:

Short-term investments, consisting of investment grade commercial paper, banker acceptances, bearer deposit notes, guaranteed investment certificates and other term deposits are considered available for sale and recorded at fair value with changes in fair value recognized in accumulated other comprehensive income until realized. A decline in value that is considered other than temporary is recognized in net loss for the period.

(d) Accounts and loans receivable

Accounts receivable and loans receivable are measured at amortized cost. An allowance for doubtful accounts is recorded based on a review of specific accounts deemed uncollectible. Account balances are charged against the allowance in the period in which it is considered probable that the receivable will not be recovered.

(e) Inventories:

The Company's inventory consists of the Company's fuel system products (finished goods), work-in-progress, purchased parts and assembled parts. Inventories are recorded at the lower of cost and net realizable value. Cost is determined based on the lower of weighted average cost and net realizable value. The cost of fuel system product inventories, assembled parts and work-in-progress includes materials, labour and production overhead including depreciation. An inventory obsolescence provision is provided to the extent cost of inventory exceeds net realizable value. In establishing the amount of the inventory obsolescence provision, management estimates the likelihood that inventory carrying values will be affected by changes in market demand and technology, which would make inventory on hand obsolete.

(f) Equipment, furniture and leasehold improvements:

Equipment, furniture and leasehold improvements are stated at cost. Depreciation is provided as follows:

Assets	Basis	Rate
Computer equipment and software	Straight-line	3 years
Furniture and fixtures	Straight-line	5 years
Machinery and equipment	Straight-line	8 years
Leasehold improvements	Straight-line	Lease term

(g) Long-term investments:

Long-term investments are designated as available for sale and recorded at their fair value to the extent a reliable fair value is determinable. Changes in fair value are recognized in accumulated other comprehensive income (loss). A decline in value that is considered other than temporary is recognized in net loss for the period. The Company records investments in which it has significant influence using the equity basis of accounting.

(h) Financial liabilities:

Accounts payable and accrued liabilities, demand installment loan, short-term debt, and long-term debt are measured at amortized cost. Transaction costs relating to long-term debt are netted against the liability on initial recognition and are amortized using the effective interest rate method. For debt instruments containing a debt and equity component, the proceeds received are allocated between the debt and equity components based on their relative fair values.

expressed in thousands of Canadian dollars except share and per share amounts | years ended March 31, 2010, 2009, and 2008

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

(i) Research and development costs:

Research costs are expensed as incurred and are recorded net of government funding received or receivable. Development costs are deferred only if they meet certain stringent criteria generally related to technical feasibility, market definition and financing availability for future development; otherwise development costs are expensed as incurred. Related investment tax credits reduce research and development expenses in the same year in which the related expenditures are charged to earnings or loss, provided there is reasonable assurance the benefits will be realized. As at March 31, 2010 and 2009, no development costs had been deferred.

(j) Government assistance:

The Company periodically applies for financial assistance under available government incentive programs, which is recorded in the period it is received or receivable. Government assistance relating to the purchase of equipment, furniture and leasehold improvements is reflected as a reduction of the cost of such assets. Government assistance related to research and development activities is recorded as a reduction of the related expenditures.

(k) Intellectual property:

Intellectual property, consisting primarily of the cost of acquired patents, licenses and other intellectual property, is amortized over their estimated useful lives, which currently does not exceed seven years.

(l) Impairment of long-lived assets:

The Company reviews for impairment of long-lived assets, including equipment, furniture, and leasehold improvements and intellectual property, to be held and used whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If such conditions exist, assets are considered impaired if the sum of the undiscounted expected future cash flows expected to result from the use and eventual disposition of an asset is less than its carrying amount. An impairment loss is measured at the amount by which the carrying amount of the asset exceeds its fair value. When quoted market prices are not available, the Company uses the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the asset as an estimate of fair value.

(m) Warranty liability:

Estimated warranty costs are recognized at the time the Company sells its products and are included in cost of revenue. The Company provides warranty coverage on products sold for a period of two years from the date the products are put into service by customers. Warranty liability represents the Company's best estimate of warranty costs expected to be incurred during the warranty period. Furthermore, the current portion of warranty liability represents the Company's best estimate of the costs to be incurred in the next twelve-month period. The Company uses historical failure rates and cost to repair defective products together with known information to estimate the warranty liability. New product launches require a greater use of judgment in developing estimates until claims experience becomes available. Product specific experience is typically available four or five quarters after product launch, with a clear experience trend not evident until eight to twelve quarters after launch. The Company records warranty expense for new products upon shipment using a factor based upon historical experience from previous engine generations in the first year, a blend of actual product and historical experience in the second year and product specific experience thereafter. The ultimate amount payable by the Company and the timing will depend on actual failure rates and cost to repair failures of its products. Since a number of the Company's products are new in the market, historical data may not necessarily reflect actual costs to be incurred and may result in significant fluctuations in the warranty liability.

(n) Extended warranty:

The Company sells extended warranty contracts that provide coverage in addition to the basic two year coverage. Proceeds from the sale of these contracts are deferred and amortized over the extended warranty period commencing at the end of the basic warranty period. On a periodic basis, management reviews the estimated warranty costs expected to be incurred related to these contracts and recognizes a loss to the extent such costs exceed the related deferred revenue.

(o) Revenue recognition:

Product and parts revenue is recognized when the products are shipped and title passes to the customer. Revenue also includes fees earned from performing research and development activities for third parties, as well as technology license fees from third parties. Revenue from research and development activities is recognized as the services are performed. Revenue from technology license fees is recognized over the duration of the licensing agreement. Amounts received in advance of the revenue recognition criteria being met are recorded as deferred revenue.

(p) Income taxes:

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on temporary differences between the accounting and tax basis of the assets and liabilities and for loss carry forwards and are measured using the tax rates expected to apply when these tax assets and liabilities are recovered or settled. The effect on future tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the substantive enactment date. A valuation allowance is recorded against any future income tax asset if it is not "more likely than not" that the benefit of these assets will be realized.

(q) Stock-based compensation plans:

The Company has a stock option plan, which is described in note 15(a). The Company accounts for stock-based compensation related to stock options granted to employees and directors using the fair value method. The resulting compensation expense is calculated using the Black-Scholes valuation method net of estimated forfeitures and is recognized in results from operations over the vesting period. The Company has an employee share purchase plan, which is described in note 15(b). The Company matches the employees' contribution and recognizes this cost as an expense in the period it is incurred.

The Company has a Performance Share Unit ("PSU") Plan as described in note 15(c). The value of the units is calculated based on the market price of the Company's common shares on the date of grant and is recorded as compensation expense in the period earned, which generally is the period over which the PSUs vest.

(r) Post-retirement benefits:

The Company has implemented a group registered retirement savings plan ("RRSP") in which full-time employees of the Company are eligible to participate. Eligible employees may make contributions up to their personal eligible contribution limit under the Canadian Income Tax Act. The Company contributes up to a maximum combined total of 5% of the employee's regular base pay to the RRSP and/or the employee share purchase plan and recognizes this cost as an expense in the period it is incurred. During the year ended March 31, 2010, the Company recognized $835 (2009 – $580; 2008 – $418) of expense associated with the RRSP.

expressed in thousands of Canadian dollars except share and per share amounts | years ended March 31, 2010, 2009, and 2008

(s) Currency translation:

The functional currency of the Company is the Canadian dollar. Monetary items denominated in foreign currency are translated into Canadian dollars at exchange rates in effect at the balance sheet date and non-monetary items are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Revenue and expenses are translated at rates in effect at the time of the transactions. Foreign exchange gains and losses are included in results from operations.

The functional currency of CWI is the United States dollar. The assets and liabilities of CWI are translated into Canadian dollars at the year-end exchange rate. Revenue and expenses are translated at the average quarterly exchange rate. The resulting translation gains and losses are included in accumulated other comprehensive income within shareholders' equity. Prior to April 1, 2008, CWI's functional currency was considered to be the Canadian dollar and foreign exchange gains and losses were recorded in the statement of operations.

(t) Use of estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the period. Significant areas requiring the use of estimates include amortization of equipment, furniture and leasehold improvements, the determination of future cash flows and discount rates for impairment of long-lived assets, valuation of inventories, valuation of long-term investments, valuation of future income tax assets and the determination of warranty liability. Actual results could differ from estimates used in the preparation of the consolidated financial statements.

(u) Loss per share:

Basic loss per share is calculated using the weighted average number of shares outstanding during the period. Diluted loss per share is computed similarly to basic loss per share, except the weighted average number of shares outstanding is increased to include additional shares from the assumed exercise of conversion options, stock options, warrants and performance share units, if dilutive. For stock options, warrants and performance units, the number of additional shares is calculated by assuming that outstanding stock options, warrants and performance share units were exercised at the beginning of the year or when granted and the proceeds from such exercises were used to repurchase shares of common stock at the average market price during the period. For conversion options, the Company uses the if-converted method, which assumes the exercise of options occurs at the beginning of the year or when granted. For all periods presented, diluted loss per share does not differ from basic loss per share as the impact of dilutive securities is anti-dilutive.

3. ACCOUNTING CHANGES:

(a) Adoption of new accounting standards:

Goodwill and Intangible Assets:

On April 1, 2009, the Company adopted CICA Handbook Section 3064, which replaces Section 3062, *Goodwill and Other Intangible Assets*, and Section 3450, *Research and Development Costs*. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition, and the recognition, measurement and presentation of intangible assets, including assets developed from research and development activities, ensuring consistent treatment of all intangible assets, whether separately acquired or internally developed. The Company adopted this standard on April 1, 2009, and the adoption had no impact on the consolidated financial statements.

Financial Instruments – Presentation and Disclosures:

In 2009, the Company adopted the amendments to CICA Section 3862, *Financial Instruments – Disclosures*. The amendments resulted in enhanced disclosures regarding the fair value measurement of financial instruments and are included in note 22. The adoption of these amendments had no impact on the Company's results from operations, financial position or cash flows.

(b) Future accounting changes:

Business Combinations, Consolidated Financial Statements and Non-controlling Interests:

In January 2009, The CICA issued Section 1582, *Business Combinations*, which replaces CICA 1581 and Section 1601, *Consolidated Financial Statements*, and Section 1602, *Non-controlling Interests*, which together replace Section 1600. Under Section 1582, the purchase price used in a business combination is based on the fair value of the shares exchanged at their market price on the date of exchange. Furthermore, acquisition costs will be expensed as incurred, which are currently capitalized as part of the purchase price. Contingent liabilities are also recognized at fair value at the date of acquisition and remeasured fair value at each year through net income until settled. Currently, only contingent liabilities that are resolved and payable are included in the cost to acquire the business.

Any negative goodwill will be recognized immediately in net income, unlike the current requirement to eliminate it by reducing net non-monetary assets in the purchase price allocation. Sections 1601 and 1602 revise and enhance standards for preparation of consolidated financial statements subsequent to a business combination. All three of the new CICA handbook sections are effective on January 1, 2011 with prospective application. The Company plans to early adopt these sections on April 1, 2010 and apply them to business combinations occurring subsequent to that date.

Basis of Presentation:

Canada's Accounting Standards Board has ratified a strategic plan that will result in Canadian GAAP, as used by publicly accountable enterprises, being fully converged with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board over a transitional period. Full adoption of IFRS is required for all publicly accountable enterprises for fiscal years beginning on or after January 1, 2011. The Company is currently planning to adopt accounting principles generally accepted in the United States of America ("US GAAP") as permitted by Canadian Securities regulatory authorities effective April 1, 2011 and adopt IFRS if and when IFRS and US GAAP converge. Material differences between Canadian GAAP, as applied by the Company, and US GAAP are disclosed in note 24.

expressed in thousands of Canadian dollars except share and per share amounts | years ended March 31, 2010, 2009, and 2008

4. INVENTORIES:

	2010	2009
Purchased parts	$ 6,741	$ 10,088
Assembled parts	1,998	2,051
Work-in-process	794	638
Finished goods	522	1,317
Obsolescence provision	(1,880)	(112)
	$ 8,175	$ 13,982

During the year ended March 31, 2010, the Company recorded write-downs to net realizable value of approximately $1,768 (2009 – $146; 2008 – nil) for obsolescence and scrap. There were no reversals of write-downs recorded in any year presented.

During the year ended March 31, 2010, the Company recognized $72,504 (2009 – $66,755; 2008 – $43,252) related to inventoriable items in cost of sales.

5. LONG-TERM INVESTMENTS:

	2010	2009
Clean Energy Fuels Corp. (a)	$ -	$ 1,416
Juniper Engines Inc. (b)	-	479
Other investments	-	40
	$ -	$ 1,935

(a) During the year ended March 31, 2010, the Company sold its remaining 184,311 shares (2009 – 1,178,760; 2008 – 746,275 shares) of Clean Energy Fuels Corporation ("CEFC"), an owner and operator of natural gas refueling facilities for net proceeds of $3,682 (2009 – $19,379; 2008 – $11,236) resulting in a gain on sale of $2,884 (2009 – $14,275; 2008 – $8,005).

(b) The Company has a 49% interest in Juniper Engines Inc. ("Juniper"), a jointly controlled company that designs, produces and sells alternative fuel engines in the sub-5 litre class for global applications.

The Company has determined that Juniper is a variable interest entity. However, the Company is not the primary beneficiary and accounted for its interest in Juniper using the equity method.

During the year ended March 31, 2010, the Company recognized a loss of $1,078 (2009 – $1,021; 2008 – nil) as loss from investment accounted for by the equity method. Accumulated equity losses exceeded the Company's initial investment in Juniper by $599 as at March 31, 2010. The Company has continued to recognize its share of the losses of Juniper as it is the Company's intention to continue to finance Juniper for the foreseeable future. These losses have been funded on an ongoing basis as the Company has paid these costs on behalf of Juniper. The Company has $1,098 of accounts receivable due from Juniper related to milestone payments as set out in the joint venture agreement.

(c) The Company had a 0.2% interest in Wild River Resources Ltd. ("WRRL") at March 31, 2009 and 2008. During the year ended March 31, 2008, the Company disposed of substantially all of its interest in WRRL for proceeds of $6,741 resulting in a gain on disposal of $2,654. On July 2, 2009, Wild River Resources Ltd. ("WRRL") entered into an arrangement agreement with Crescent Point Energy Trust ("CPET") to exchange CPET trust units for WRRL common shares. As a result of the arrangement, WRRL and CPET formed Crescent Point Energy Corp. ("CPEC"), a publicly listed company on the Toronto Stock Exchange. The Company received 3,780 shares of CPEC in exchange for its 25,000 shares of WRRL. During the year ended March 31, 2010, the Company sold all of its remaining 3,780 shares of CPEC for net proceeds of $129 resulting in a gain on sale of $88.

6. EQUIPMENT, FURNITURE AND LEASEHOLD IMPROVEMENTS:

2010	Cost	Accumulated amortization	Net book value
Computer equipment and software	$ 6,982	$ 6,198	$ 784
Furniture and fixtures	1,562	1,167	395
Machinery and equipment	20,938	16,907	4,031
Leasehold improvements	9,564	8,565	999
	$ 39,046	$ 32,837	$ 6,209

2009	Cost	Accumulated amortization	Net book value
Computer equipment and software	$ 6,883	$ 5,550	$ 1,333
Furniture and fixtures	1,711	1,163	548
Machinery and equipment	20,555	16,047	4,508
Leasehold improvements	9,551	8,228	1,323
	$ 38,700	$ 30,988	$ 7,712

As at March 31, 2010, equipment with a cost of $453 (2009 – $256) and a net book value of $399 (2009 – $31) is held under capital lease. During the year ended March 31, 2010 the Company also wrote off leasehold improvements with a carrying value of $47.

7. INTELLECTUAL PROPERTY:

	2010	2009
Cost	$ 4,321	$ 4,321
Accumulated amortization	(4,034)	(3,891)
	$ 287	$ 430

The intellectual property will be amortized over its expected remaining useful life of two years at an annual amortization rate of $143.

8. DEMAND INSTALMENT LOAN:

The Company has a credit facility for maximum borrowings of $13,000. Borrowings may be drawn in the form of demand installment loans, bankers acceptances, lease financing, letters of credit, foreign exchange contracts, corporate credit cards and operating lines of credit. Outstanding amounts of the demand installment loans drawn under this credit facility bear interest at prime plus 0.25% for borrowings up to $5,000 with further rate reductions for amounts in excess of $5,000. The principal amount is repayable over a 60-month period or upon demand by the bank. At March 31, 2010, the outstanding amount payable of $3,295 (2009 – $4,642) is included in current liabilities as it is repayable on demand by the bank.

9. SHORT-TERM DEBT:

The Company entered into an agreement with Clean Energy Finance, LLC ("CEF"), a wholly owned subsidiary of CEFC, whereby CEF may advance the Company up to US$6,000 to produce approximately 75 LNG systems. The loan is non-interest bearing, unsecured and repayable on receipt of proceeds from the sale of these units. As at March 31, 2010, $163 remained outstanding.

expressed in thousands of Canadian dollars except share and per share amounts | years ended March 31, 2010, 2009, and 2008

10. LONG-TERM DEBT:

	2010	2009
Capital lease obligations (a)	$ 348	$ 52
Subordinated debenture notes (b)	12,727	11,318
	13,075	11,370
Current portion	(139)	(17)
	$ 12,936	$ 11,353

(a) The Company has capital lease obligations that have terms of two to five years at interest rates ranging from 2.13% to 6.17%. The capital lease obligations require the following minimum annual payments during the respective fiscal years:

2011	$ 139
2012	135
2013	84
2014	1
	359
Amount representing interest	(11)
	$ 348

(b) On July 3, 2008, the Company completed the sale and issue of 15,000 debenture units of the Company for total gross proceeds of $15,000. Each debenture unit consisted of one unsecured subordinated debenture note in the principal amount of $1 bearing interest at 9% per annum and 51 common share purchase warrants exercisable into common shares of the Company at any time for a period of two years from the date of issue at $18.73. The Company has the option to redeem the debentures at any time at 110% of the principal amount. Interest is payable semi-annually and the debentures mature on July 3, 2011. Of the $15,000 gross proceeds received, the Company assigned $11,436 to the debenture notes and $3,564 to the warrants based on each instrument's relative fair value. The amount assigned to the debenture notes is being accreted to the principal amount using the effective interest rate of 23% over the term to maturity and the warrants are included in other equity instruments.

11. OTHER LONG-TERM LIABILITIES:

	2010	2009
Deferred lease inducements (a)	$ 210	$ 284
Deferred revenue (b)	5,061	4,537
	$ 5,271	$ 4,821

(a) Deferred lease inducements include leasehold improvements and other costs funded by the lessor and amounts related to lease contracts with escalating lease payments. The amounts related to leasehold improvements funded by the lessor are amortized on a straight-line basis over the term of the lease as a reduction to rent expense. For lease contracts with escalating lease payments, total rent expense for the lease term is expensed on a straight line basis over the lease term. The difference between amounts expensed and amounts paid is recorded as an increase or reduction in deferred lease inducements.

(b) The Company receives cash in advance of revenue recognition criteria being met, including upfront fees, customer deposits, fees for research and development activities, and extended warranty contracts. These items are included in deferred revenue and are recognized into earnings over the contract period as research and development activities are completed or over the warranty period as applicable.

12. GOVERNMENT ASSISTANCE:

From time to time, the Company enters into agreements for financial assistance with government agencies. During the years ended March 31, 2010, 2009 and 2008, government assistance of $1,424, $2,021 and $3,658, respectively, was received or receivable by the Company, which has been recorded as a reduction of related research and development expenditures [note 17].

Included in the above amounts is funding of nil (2009 – nil; 2008 – $1,351) from Industry Canada's Industrial Technologies Office ("ITO") (formerly Technology Partnerships Canada) and $nil remains receivable from ITO at March 31, 2010 (2009 – $946; 2008 – $946). Under the terms of an agreement with ITO, from fiscal 2009 to fiscal 2015, inclusive, the Company is obligated to pay annual royalties equal to the greater of $1.35 million or 0.33% of the Company's annual revenue provided that gross revenue exceeds $13.5 million in any of the aforementioned fiscal years. The royalty payment period may be extended until the earlier of March 31, 2018 or until cumulative royalties total $28.2 million. As at March 31, 2010, $2,700 (2009 – $1,350) in royalties have been paid or are payable of which $1,350 (2009 – $1,350) remains accrued in accounts payable and accrued liabilities. In addition, the Company was required to provide ITO with common share purchase warrants having a value of $4,000 as at September 30, 2008 calculated based on the Black-Scholes option pricing model. These warrants were issued in October 2008. The warrants were exercised subsequent to year end [note 25].

The Company is also obligated to pay royalties to the Government of Canada's Department of Natural Resources relating to funding received in prior years. The royalty to the Department of Natural Resources is 1% of future revenue from engines for power generators until the earlier of ten years from the project completion date (August 30, 2004) or when cumulative royalties total $1,000. As at March 31, 2010, there has been no revenue from the sales of engines for power generators; therefore, no royalty payments have been paid or are payable.

13. SHARE CAPITAL:

On August 14, 2008, the Company filed a prospectus in Canada and a registration statement on Form F-10 with the U.S. Securities and Exchange Commission in connection with its initial public offering of 4,500,000 common shares in the United States at approximately $12.74 (US$12.00) per share. Gross proceeds totaled $57,348 (US$54,000). The Company also incurred share issuance costs of $4,906.

On December 17, 2009, the Company issued 5,462,500 common shares at a price of $11.13 (US $10.50) per share. Gross proceeds totaled $60,840 (US $57,356), and the Company incurred share issuance costs of $3,384.

14. OBLIGATION TO ISSUE WARRANTS:

Under the terms of the agreement with ITO, the Company was obligated to issue warrants at September 30, 2008 with a fair value of $4,000 based on the Black-Scholes option pricing model. The value of these warrants was recognized on a straight-line basis from the date of the original agreement to September 30, 2006, the original issuance date. In October 2008, 790,614 warrants with an exercise price of $10.65 were issued to ITO. The fair value of the warrants granted was calculated based on a Black-Scholes option pricing model using the 5-day weighted average stock price at September 30, 2008.

expressed in thousands of Canadian dollars except share and per share amounts | years ended March 31, 2010, 2009, and 2008

15. STOCK OPTIONS AND OTHER STOCK-BASED PLANS:

(a) Share options:

The Company has an incentive share option plan for employees, directors, officers and consultants. Options are granted with an exercise price of not less than the market price of the Company's common shares on the date immediately prior to the date of grant. The exercise period of the options may not exceed eight years from the date of grant. Vesting periods of the options are at the discretion of the Board of Directors and may be based on fixed terms, achieving performance milestones, or reaching specified share price targets.

A summary of the status of the Company's share option plan as of March 31, 2010, 2009 and 2008 and changes during the years then ended is presented as follows:

	2010			2009			2008		
	Number of shares	Weighted average exercise price		Number of shares	Weighted average exercise price		Number of shares	Weighted average exercise price	
Outstanding, beginning of year	1,136,163	$	7.32	1,235,799	$	6.96	1,493,998	$	6.68
Granted	406,262		10.79	39,280		13.73	71,428		9.31
Exercised	(389,635)		6.53	(104,669)		5.57	(232,024)		5.28
Cancelled / expired	(101,201)		15.87	(34,247)		7.66	(97,603)		8.22
Outstanding, end of year	1,051,589	$	8.13	1,136,163	$	7.32	1,235,799	$	6.96
Options exercisable, end of year	550,471	$	8.44	786,282	$	7.53	833,296	$	7.77

Range of exercise prices	Number outstanding, March 31, 2010	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable, March 31, 2010	Weighted average exercise price
$ 3.22 to $ 3.96	20,935	4.0	$ 3.54	13,793	$ 3.33
4.13 to 4.87	81,009	3.9	4.46	61,012	4.40
5.25 to 5.99	436,475	3.1	5.30	161,115	5.32
6.13 to 9.14	140,017	3.0	8.46	137,160	8.49
10.33 to 11.55	302,216	4.2	11.11	131,454	11.11
13.79 to 29.23	70,937	4.8	17.74	45,937	18.42
$ 3.22 to $ 30.80	1,051,589	3.6	$ 8.13	550,471	$ 8.44

During the year ended March 31, 2010, the Company recognized $1,452 (2009 – $523; 2008 – $558) in stock-based compensation related to stock options. The fair value of the options granted was determined using the Black-Scholes option pricing model using the following weighted average assumptions:

	2010	2009	2008
expected dividend yield	nil%	nil%	nil%
expected stock price volatility	78.7%	61.0%	56.1%
risk free interest rate	1.60%	2.74%	3.71%
expected life of options (years)	3.3	4.0	4.0

The weighted average grant date fair value was $5.78 for options granted for the year ended March 31, 2010 (2009 – $6.65, 2008 – $4.38).

(b) Employee share purchase plan:

The Company has an employee share purchase plan ("ESPP") in which full-time employees of the Company are eligible to participate. Eligible employees may make contributions to the ESPP of up to 10% of their regular base pay. The Company contributes up to a maximum combined total of 5% of the employee's regular base pay to the employee's RRSP and/or ESPP. Shares contributed to the ESPP are purchased by the Company on a semi-monthly basis in the open market. Shares purchased on behalf of the employee with the employee's contribution vest with the employee immediately. Shares purchased with the Company's contribution vest on December 31st of each year, so long as the employee is still employed with the Company.

(c) Performance share units:

At the Company's 2006 annual general meeting, the Company's shareholders ratified and approved the Amended and Restated Unit Plan, originally approved in 2003, and reserved 2,142,857 common shares under this plan. Each performance share issued pursuant to the Amended and Restated Unit Plan is exercisable into one common share of the Company for no additional consideration. Any employee, contractor, director or executive officer of the Company who is selected by the Board of Directors of the Company is eligible to participate in the Amended and Restated Unit Plan. The Executive and Senior Management Total Compensation Program sets out provisions where the Units will be granted to the Company's executive management if performance milestones are achieved as determined at the discretion of the Human Resources and Compensation Committee of the Company's Board of Directors in consultation with the Company's management.

These performance milestones are focused on achievement of key cash management, profitability and revenue growth objectives. Vesting periods for each Unit granted pursuant to the Amended and Restated Unit Plan is at the discretion of the Board of Directors and may include time based, share price or other performance targets.

expressed in thousands of Canadian dollars except share and per share amounts | years ended March 31, 2010, 2009, and 2008

The value assigned to issued Units and the amounts accrued are recorded as other equity instruments. As Units are exercised and the underlying shares are issued from treasury of the Company, the value is reclassified to share capital. During the year ended March 31, 2010, the Company recognized $3,375 (2009 – $1,723; 2008 – $106) of stock-based compensation associated with the 2001 PSU Plan and the Amended and Restated Unit Plan.

Stock-based compensation associated with the Unit plans and the stock option plan is included in operating expenses as follows::

	2010	2009	2008
Research and development	$ 637	$ 283	$ 87
General and administrative	3,430	1,457	465
Sales and marketing	760	506	112
	$ 4,827	$ 2,246	$ 664

A summary of the status of the PSU's issued under the Amended and Restated Unit Plan, as of March 31, 2010, 2009 and 2008, and changes during the years then ended is as follows:

	Units
Outstanding, March 31, 2007	589,474
Units exercised	(60,383)
Units granted	553,900
Outstanding, March 31, 2008	1,082,991
Units exercised	(3,947)
Units granted	667,815
Units cancelled	(16,889)
Outstanding, March 31, 2009	1,729,970
Units exercised	(601,855)
Units granted	105,084
Units cancelled	(38,286)
Outstanding, March 31, 2010	1,194,913

As at March 31, 2010, 182,495 PSUs are vested and exercisable.

16. OTHER EQUITY INSTRUMENTS:

	2010	2009
Value assigned to Performance Share Units [note 15(c)]	$ 4,752	$ 4,778
Value assigned to warrants [note 10(b) and 14]	7,541	7,541
	$ 12,293	$ 12,319

The value assigned to warrants represents 790,614 warrants issued to ITO with a fair value of $4,000 [note 14] and 771,428 warrants with an assigned value of $3,564 and 46,118 broker warrants with an assigned value of $284 issued as part of the debenture units net of transaction costs of $307 [note 10(b)].

17. RESEARCH AND DEVELOPMENT EXPENSES:

Research and development expenses are recorded net of program funding received or receivable. For the years ending March 31, 2010, 2009 and 2008, the following research and development expenses had been incurred and program funding received or receivable:

	2010	2009	2008
Research and development expenses	$ 29,835	$ 33,003	$ 26,684
Program funding [note 12]	(1,424)	(2,021)	(3,658)
Research and development	$ 28,411	$ 30,982	$ 23,026

18. INCOME TAXES:

(a) The Company's income tax recovery differs from that calculated by applying the combined Canadian federal and provincial statutory income tax rates for manufacturing and processing companies of 29.6% (2009 – 30.8%; 2008 – 33.3%) as follows:

	2010	2009	2008
Loss before income taxes and Joint Venture Partners' share of income from joint ventures	$ 21,288	$ 13,683	$ 9,224
Expected income tax recovery	$ 6,301	$ 4,207	$ 3,075
Reduction (increase) in income taxes resulting from:			
Non-deductible interest on long-term debt and amortization of discount	(417)	(273)	(141)
Non-deductible stock-based compensation	(1,430)	(690)	(221)
Non-deductible expenses	(33)	(54)	(45)
Withholding taxes	(212)	(218)	-
Change in enacted rates	(1,037)	(2,341)	(1,508)
Foreign tax rate differences, foreign exchange and other adjustments	(998)	(1,279)	(426)
Change in valuation allowance	(11,069)	(5,873)	3,739
	$ (8,895)	$ (6,521)	$ 4,473

(b) The tax effects of the significant temporary differences that comprise tax assets and liabilities at March 31, 2010 and 2009 are as follows:

	2010	2009
Future tax assets:		
Net operating loss carry forwards	$ 27,774	$ 16,220
Long-term investments	-	163
Intellectual property	1,605	1,685
Equipment, furniture and leasehold improvements	1,351	806
Financing and share issuance costs	1,811	1,526
Warranty liability	7,484	8,607
Deferred revenue	1,981	1,647
Capital lease obligations	87	13
Total gross future tax assets	42,093	30,667
Valuation allowance	(32,880)	(20,879)
Total future tax asset	$ 9,213	$ 9,788
Allocated as follows:		
Current future tax assets	$ 5,069	$ 4,451
Long term future tax asset	4,144	5,337
Total future tax asset	$ 9,213	$ 9,788

expressed in thousands of Canadian dollars except share and per share amounts | years ended March 31, 2010, 2009, and 2008

18. INCOME TAXES (CONTINUED):

(b) (continued)

In determining the valuation allowance, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent on the generation of income during the future periods in which those temporary differences become deductible. Since evidence does not exist that future income tax assets will be fully realized, a valuation allowance has been recorded.

Current tax expense for the year ended March 31, 2010 of $10,024 (2009 – $2,816, 2008 – $218) is payable outside of Canada, primarily in the United States and $212 (2009 – $460, 2008 – nil) is payable within Canada. Future income tax recovery of $1,418 (2009 – expense of $1,114; 2008 – recovery of $5,855) relates to temporary differences in the United States and future tax expense of $77 (2009 – $2,131; 2008 – $1,164) relates to tax expense in Canada related to gains on sale of available for sale investments previously recognized in AOCI.

(c) The Company has non-capital loss carry forwards in Canada available to offset future taxable income which expire as follows:

2014	$ 2,703
2015	2,508
2026	2,354
2027	10,993
2028	19,885
2029	25,026
2030	39,093
	$ 102,562

The Company has non-capital loss carry forwards in the United States available to offset future taxable income. Of theses losses, $299 expire in 2028 and $1,425 expire in 2029.

19. INVESTMENT IN JOINT VENTURES:

	2010	2009
Cummins Westport Inc. (a)	$ 12,973	$ 12,124
BTIC Westport Inc. (b)	371	479
	$ 13,344	$ 12,603

(a) Cummins Westport Inc.:

The Company entered into a joint venture with Cummins on March 7, 2001. The joint venture, CWI, was formed to explore a range of product and technology opportunities using natural gas as the primary fuel. The Company provided personnel, financing and key technologies for the venture, while Cummins provided an existing product line, manufacturing, product distribution and customer service functions, as well as key management and engineering personnel.

From inception until December 31, 2003, the Company was responsible for all capital contributions to fund operations. Initially and to December 31, 2003, the Company owned 100% of the common shares and Cummins owned 100% of the non-participating preferred shares, which were convertible into common shares for no consideration at the option of Cummins.

On December 16, 2003, the Company and Cummins amended the joint venture agreement to have CWI focus on and develop markets for alternative fuel engines. In addition, the two companies signed a Technology Partnership Agreement that creates a flexible arrangement for future technology development between Cummins and the Company. Under the terms of the amended joint venture agreement, Cummins exercised the conversion feature of the preferred shares effective January 1, 2004. However, the Company remained responsible for funding the profit and loss of CWI through CWI's fiscal 2004 year for the period January 1 to December 31, 2004. Based on its economic interest in CWI, the Company continued to consolidate 100% of the results of operations from CWI until December 31, 2004. Cummins has agreed to manufacture engines for CWI's business and transfer the engines to CWI at cost. In consideration for this service, CWI agreed to pay Cummins a technology royalty access fee equal to 2.75% to a cumulative maximum of US$10.4 million. As at March 31, 2010, CWI has paid royalties totaling US$7.6 million.

Subsequent to December 31, 2004, Cummins shares equally in the profits and losses of CWI. However, the Company has determined that CWI is a VIE and the Company is the primary beneficiary. Accordingly, the Company continues to consolidate CWI with Cummins' share of CWI's income and losses included as "Joint Venture Partners' share of net income from joint ventures".

CWI has provided a loan to Cummins under a demand loan agreement. The loan receivable bears interest monthly at a rate equal to the Bank of Canada prime corporate paper one-month rate in effect on the last day of each month. As at March 31, 2010, this rate was 0.36%. All outstanding interest is payable in United States dollars on or before December 15, 2010. Interest begins accruing on the date in which monies are advanced under the loan agreement. The loan is uncollateralized and is renewed annually.

Assets, liabilities, revenue and expenses of CWI included in the consolidated financial statements of the Company as of and for the periods presented are as follows:

	2010	2009
Current assets:		
Cash and cash equivalents	$ 3,226	$ 17,061
Short-term investments	12,905	-
Accounts receivable	2,661	2,101
Loan receivable	13,505	11,234
Prepaid expenses	70	162
Current portion of future income tax asset	5,069	4,451
	37,436	35,009
Future income tax asset	4,144	5,337
Equipment, furniture & leasehold improvements	372	467
	$ 41,952	$ 40,813
Current liabilities:		
Accounts payable and accrued liabilities	$ 4,690	$ 2,171
Deferred revenue	643	360
Current portion of warranty liability	11,623	11,656
	16,956	14,187
Long-term liabilities:		
Warranty liability	7,860	10,976
Deferred revenue	3,779	3,141
	11,639	14,117
	$ 28,595	$ 28,304

expressed in thousands of Canadian dollars except share and per share amounts | years ended March 31, 2010, 2009, and 2008

	2010	2009	2008
Product revenue	$ 94,627	$ 90,916	$ 50,999
Parts revenue	25,636	18,990	16,298
	120,263	109,906	67,297
Cost of revenue and expenses:			
Cost of revenue	78,882	81,301	45,490
Research and development	8,433	9,841	7,562
General and administrative	1,125	1,351	1,041
Sales and marketing	8,355	5,679	6,447
Foreign exchange	(399)	454	383
Bank charges, interest & other	272	178	47
	96,668	98,804	60,970
Income before undernoted	23,595	11,102	6,327
Interest and investment income	133	903	793
Effect of foreign currency translation	-	-	(1,135)
Income before income taxes	23,728	12,005	5,985
Income tax recovery (expense):			
Current	(10,024)	(3,059)	(208)
Future	1,418	(1,114)	5,855
	(8,606)	(4,173)	5,647
Income for the year	15,122	7,832	11,632
Joint Venture Partner's share of net income from joint venture	(7,561)	(3,916)	(5,816)
Company's share of income	$ 7,561	$ 3,916	$ 5,816

(b) BTIC Westport Inc.:

On July 21, 2006, the Company and Beijing Tianhai Industry Co. Ltd. ("BTIC") of Beijing, China formed BWI to market liquefied natural gas ("LNG") fuel tanks for vehicles. Through the 50:50 joint venture agreement and related license and supply agreements, BTIC and Westport share equally in the profits on products developed and sold by the joint venture. Headquartered in Beijing, China, BWI sells tanks for installation on any vehicle, regardless of the natural gas engine manufacturer. During the year ended March 31, 2008, the Company contributed $425 (US$400) to the formation of this joint venture.

The consolidated financial statements include 100% of the assets, liabilities, revenue and expenses of BWI since the Company has determined that BWI is a variable interest entity and that the Company is the primary beneficiary. Accordingly, the Company consolidates BWI and BTIC's share of BWI's income and losses is included in "Joint venture partners' share of income from joint ventures". For the year ended March 31, 2010, the BTIC's share of net loss from BWI was $108 (2009 – net income of $305), (2008 – net loss of $252).

20. COMMITMENTS AND CONTINGENCIES:

(a) The Company has obligations under operating lease arrangements that require the following minimum annual payments during the respective fiscal years:

2011	$ 1,404
2012	1,313
2013	866
2014	642
2015	156
	$ 4,381

For the year ended March 31, 2010, the Company incurred operating lease expense of $1,586 (2009 – $1,295; 2008 – $876).

(b) The Company has an outstanding letter of credit of $600.

(c) On July 16, 2008, the Company announced that it had entered into a joint venture agreement with Weichai Power Co., Ltd. ("Weichai Power"), China's largest heavy duty engine manufacturer and Hong Kong Peterson (CNG) Equipment Limited ("Hong Kong Peterson") to form a new entity, Weichai Westport Inc. ("WWI"). WWI will research, develop, design, manufacture, market, distribute and sell advanced, alternative fuel engines (and relevant parts and kits) for use in automobiles, heavy duty trucks, power generation and shipping applications. Under the terms of the 30-year joint venture agreement, the Company's initial investment to acquire a 35% share of the joint venture is expected to be approximately $4,464 (RMB30,000). Weichai Power and Hong Kong Peterson will hold a 40% and 25% interest, respectively, in WWI. The joint venture is currently awaiting approval by the Chinese government, and the Company's investment will be paid when such approval is received.

21. SEGMENTED INFORMATION:

The Company currently operates in one operating segment, which involves the research and development and the related commercialization of engines and fuel systems operating on gaseous fuels. The majority of the Company's equipment, furniture and leasehold improvements are located in Canada. For the year ended March 31, 2010, 67% (2009 – 84%; 2008 – 66%) of the Company's revenue was from sales in the Americas, 14% (2009 – 4%; 2008 – 18%) from sales in Asia, and 19% (2009 – 12%; 2008 – 16%) from sales elsewhere.

expressed in thousands of Canadian dollars except share and per share amounts | years ended March 31, 2010, 2009, and 2008

22. FINANCIAL INSTRUMENTS:

(a) Financial risk management:

The Company has exposure to liquidity risk, credit risk, foreign currency risk, equity price risk and interest rate risk.

(b) Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they are due. The Company has sustained losses and negative cash flows from operations since inception. At March 31, 2010, the Company has $105,851 of cash, cash equivalents and short-term investments.

The following are the contractual maturities of financial obligations as at March 31, 2010:

	Carrying amount	Contractual cash flows	< 1 year	1–3 years	4–5 years	> 5 years
Accounts payable and accrued liabilities	$ 13,902	$ 13,902	$ 13,902	$ -	$ -	$ -
Demand installment loan (1)(2)	3,295	3,403	1,385	1,993	25	-
Short-term debt (3)	163	-	-	-	-	-
Subordinated debenture notes (4)	12,727	17,025	1,350	15,675	-	-
Other long-term debt	348	359	139	219	1	-
Operating lease commitments	-	4,381	1,404	2,179	798	-
Royalty payments (5)	1,350	29,685	3,856	3,040	2,700	20,089
Investment in Joint Venture (6)	-	4,464	4,464	-	-	-
	$ 31,785	$ 73,219	$ 26,500	$ 23,106	$ 3,524	$ 20,089

(1) Includes interest at the interest rate in effect on March 31, 2010.

(2) Demand installment loan is repayable over five years unless the bank demands early payment.

(3) Short-term debt is repayable only from the sale of certain LNG systems. The Company has assumed these systems will be sold within one year.

(4) Includes interest at 9%.

(5) From fiscal 2010 to 2015, inclusive, the Company is obligated to pay annual royalties equal to the greater of $1,350 or 0.33% of the Company's gross annual revenue from all sources, provided that gross revenue exceeds $13,500 in any aforementioned fiscal year, up to a maximum of $28,189. The Company has assumed the minimum required payments. CWI is also obligated pay annual royalties of 2.75% of engine revenue to Cummins up to a cumulative maximum of $10,564. The Company has a remaining obligation of $2,846.

(6) See note 20.

The Company expects to be able to meet its future financial obligations with its current source of funds. However, there are uncertainties related to the timing of the Company's cash inflows and outflows, specifically around the sale of inventories, and amounts required for market and product development costs. These uncertainties include the volume of commercial sales related to its natural gas engines and fuel system products and the development of markets for, and customer acceptance of, these products. As a result, the Company may need to seek additional equity or arrange debt financing, which could include additional lines of credit, in order to meet its financial obligations.

(c) Credit risk:

Credit risk arises from the potential that a counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company's cash and cash equivalents, short-term investments, accounts receivable and loan receivable. The Company manages credit risk associated with cash and cash equivalents and short-term investments by regularly consulting with its current bank and investment advisors and investing primarily in liquid short-term paper issued by Schedule 1 Canadian banks, R1 rated companies and governments. While the Company does not hold asset-backed securities directly, these parties may be exposed in varying degrees to asset-backed securities and U.S. sub-prime mortgages. The Company monitors its portfolio, and its policy is to diversify its investments to manage this potential risk.

The Company is also exposed to credit risk with respect to uncertainties as to timing and amount of collectability of accounts receivable and loan receivable. As at March 31, 2010, 57% (2009 – 31%) of accounts receivable relates to customer receivables, 11% (2009 – 46%) relates to government grants receivable and 32% (2009 – 23%) relates to amounts due from partners and indirect and value added taxes receivable. The loan receivable is due from Cummins Inc., a large U.S. based engine manufacturer and the Company's joint venture partner. In order to minimize the risk of loss for customer receivables, the Company's extension of credit to customers involves review and approval by senior management as well as progress payments as contracts are executed. Most sales are invoiced with payment terms in the range of 30 days to 90 days. The Company reviews its customer receivable accounts and regularly recognizes an allowance for doubtful receivables as soon as the account is determined not to be fully collectible. Estimates for allowance for doubtful debts are determined by a customer-by-customer evaluation of collectability at each balance sheet reporting date, taking into consideration past due amounts and any available relevant information on the customers' liquidity and financial position.

The carrying amount of cash and cash equivalents, short-term investments, accounts receivable and loan receivable of $130,926 at March 31, 2010 represents the Company's maximum credit exposure.

(d) Foreign currency risk:

Foreign currency risk is the risk that the fair value of future cash flows of financial instruments will fluctuate because of changes in foreign currency exchange rates. The Company conducts a significant portion of its business activities in foreign currencies, primarily the United States dollar ("U.S."). Cash and cash equivalents, short-term investments, accounts receivable, accounts payable, and short-term debt that are denominated in foreign currencies will be affected by changes in the exchange rate between the Canadian dollar and these foreign currencies.

The Company's objective in managing its foreign currency risk is to minimize its net exposures to foreign currency cash flows by transacting with third parties in U.S. dollars and Canadian dollars to the maximum extent possible and practical. The Company attempts to limit its exposure to foreign currency risk by holding a combination of Canadian and U.S. denominated cash and cash equivalents and short-term investments based on forecasted Canadian or U.S. dollar net expenditures. The Company currently does not enter into any forward foreign currency contracts to further limit its exposure.

The U.S. dollar carrying amount of financial instruments subject to exposure to foreign currency risk in the consolidated balance sheet at March 31, 2010 is as follows:

	U.S. dollars
Cash and cash equivalents	$ 16,644
Accounts receivable	4,335
Accounts payable	1,084
Short-term debt	160

expressed in thousands of Canadian dollars except share and per share amounts | years ended March 31, 2010, 2009, and 2008

If foreign exchange rates on March 31, 2010 had changed by 25 basis points, with all other variables held constant, net loss for the year ended March 31, 2010 would have changed by $49. The Company's exposure to currencies other than U.S. dollars is not material.

(e) Interest rate risk:

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is subject to interest rate risk on its loan receivable and demand installment loans. The Company limits its exposure to interest rate risk by continually monitoring, and adjusting portfolio duration to align to forecasted cash requirements and anticipated changes in interest rates.

If interest rates for the year ended March 31, 2010 had changed by 50 basis points, with all other variables held constant, net loss for the year ended March 31, 2010 would have changed by $4.

(f) Fair value of financial instruments:

The carrying amounts reported in the balance sheets for cash and cash equivalents, accounts receivable, loan receivable and accounts payable and accrued liabilities approximate their fair values due to the short term period to maturity of these instruments.

The Company's short- and long-term investments are recorded at fair value except for its interest in Juniper Engines Inc., which is accounted for using the equity method and other investments and are carried at cost [note 5] due to the lack of a readily available market for these securities.

The carrying value reported in the balance sheets for obligations under capital lease, which is based upon discounted cash flows, approximates its fair value. The fair values of the Company's demand installment loan and short-term debt are not materially different from its carrying value based on market rates of interest.

The carrying value reported in the balance sheets for the subordinated debenture notes [note 10(b)] is recorded at amortized cost using the effective interest rate method, and the gross proceeds have been allocated between debt and equity based on the relative fair values of the subordinated debenture notes and the warrants on the issue date. As at March 31, 2010, the fair value of the subordinated debenture notes is higher than its carrying value by $2,005 based on market interest rates.

The Company categorizes its fair value measurements into three categories as follows:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 – Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

When available, the Company uses quoted market prices to determine fair value and classify such items in Level 1. When necessary, Level 2 valuations are performed based on quoted market prices for similar instruments in active markets and/or model-derived valuations with inputs that are observable in active markets. Level 3 valuations are undertaken in the absence of reliable Level 1 or Level 2 information. As at March 31, 2010, only cash and cash equivalents and short-term investments are measured at fair value on a recurring basis and are included in Level 1.

23. MANAGEMENT OF CAPITAL:

As at March 31, 2010, the Company's capital is composed of share capital, its $13,000 line of credit with a Schedule 1 Canadian bank, and $15,000 in debenture units, the primary terms of which are described in note 10(b).

The Company's objectives when managing capital are as follows:

- to safeguard the entity's ability to continue as a going concern such that it can continue to provide returns for shareholders and benefits for other stakeholders;
- to maintain sufficient cash and cash equivalents on hand to service debt payments as they come due and to meet externally imposed capital requirements (the Company must maintain cash and cash equivalents and short-term investments of at least 1.5 times the amount drawn against its line of credit and outstanding letters of credit); and
- to have sufficient cash, cash equivalents, short-term investments and available for sale marketable securities on hand to fund the Company's business plans.

The Company's primary uses of capital are to finance product development, market development, working capital, capital expenditures and operating losses. The Company currently funds these requirements from the proceeds from offerings of equity or debt securities, internally generated cash flows, primarily from its 50% share of CWI and non-CWI revenues, amounts drawn against its line of credit, and government or partner funding.

There were no changes to the Company's approach to capital management during the year ended March 31, 2010.

24. RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING STANDARDS:

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"), which differ in certain respects with accounting principles generally accepted in the United States ("US GAAP") as follows:

(a) Convertible notes:

On June 12, 2006, the Company agreed to issue up to $22,092 in five year secured, subordinated convertible notes with a coupon rate of 8%. At the time of issuance of the notes, the holder of the notes also received warrants to acquire, at an exercise price equal to the conversion price of the accompanying notes, common shares of the Company equal to 25% of the number of common shares into which the notes were convertible. The subordinated convertible notes were converted to common shares during fiscal 2008.

For Canadian GAAP purposes, on issue of the convertible notes described above, the Company allocated certain amounts to the value of the warrants and conversion options based on their estimated fair value with the difference between the gross proceeds and the value of the warrants and conversion options allocated to the debt. For US GAAP purposes, the allocation between the debt and the warrants would be performed on a relative fair value basis. In addition, under US GAAP, an amount is allocated only to a beneficial conversion option when the market price of the shares into which the debt is convertible exceeds the effective exercise price. The notes were issued in two tranches, but for US GAAP purposes, only the second tranche of debt was deemed to have a beneficial conversion option.

Accordingly, for US GAAP purposes, the amount assigned to the debt and the warrants was increased by $3,540 and $1,590 and the amount assigned to the conversion option was reduced by $5,130.

expressed in thousands of Canadian dollars except share and per share amounts | years ended March 31, 2010, 2009, and 2008

24. RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING STANDARDS (CONTINUED):

(a) Convertible notes (continued):

On conversion, the carrying value of the debt, which is net of any unamortized discount and debt issuance costs was reclassified to share capital for Canadian GAAP purposes together with the value assigned to the conversion options. The related inducement fee of $763 was charged to accumulated deficit. For US GAAP, the accounting for the first tranche was the same. However, for the second tranche which had a beneficial conversion option, the unamortized debt discount was expensed for US GAAP purposes. The inducement fee also was expensed for US GAAP purposes. Accordingly, as at March 31, 2008, share capital under US GAAP was increased by $3,204 and interest expense for the year ended March 31, 2008 was increased by $4,424.

(b) Debt issuance costs and the effective interest method:

Effective April 1, 2007, the Company began amortizing debt issuance costs and debt discounts using the effective interest method under Canadian GAAP and classified debt issuance costs as reductions of the carrying value of the debt to which it relates. Prior to April 1, 2007, debt issuance costs were classified as deferred charges and debt issuance costs and debt discounts were amortized on a straight-line basis. Adoption of these standards resulted in an adjustment to opening accumulated deficit of $113 for Canadian GAAP purposes.

Under US GAAP, debt issuance costs are presented as deferred charges, and debt issuance costs and debt discounts are amortized using the effective interest method for all years presented. In addition, the difference between transaction costs allocated to the debt and debt discounts for Canadian GAAP purposes compared to US GAAP as described in note 24(a) resulted in a difference in interest expense for US GAAP purposes. Accordingly, the adjustment to opening accumulated deficit of $113 for Canadian GAAP purposes would not be recorded under US GAAP, and interest expense for the year ended March 31, 2008 was reduced by $147. In addition, unamortized financing costs of $537 (2009 – $763) relating to the issuance of debenture units, which are deducted against the liability, would be presented as an asset.

(c) Investments:

Under Canadian GAAP and US GAAP, mark to market adjustments on available for sale securities result in future income tax expense or recovery and, for the Company, a corresponding change in the valuation allowance against related future tax assets. The tax expense or recovery is included in accumulated other comprehensive income ("AOCI") until the shares are sold at which time the tax expense or recovery will be included in net loss. For Canadian GAAP, the corresponding change in the future income tax valuation allowance is recognized in net loss for the period but under US GAAP, the change in valuation allowance would be recognized in other comprehensive income. Accordingly, for US GAAP purposes, future income tax expense for the year ended March 31, 2010 of $77 (2009 – $2,362); (2008 – $1,164) recognized under Canadian GAAP would not be recognized.

For Canadian and US GAAP purposes, the cost and the related amounts included in AOCI related to securities sold are reclassified to net loss based on weighted average amounts of the shares sold.

(d) Acquired in-process research and development costs:

Under Canadian GAAP, acquired in-process research and development costs are capitalized and amortized to earnings. For US GAAP purposes, such in-process research and development costs are expensed immediately if there is no alternative use for the related research and development. Accordingly, amortization of in-process research and development recorded under Canadian GAAP for the years ended March 31, 2010, 2009 and 2008 of $143, $144 and $145, respectively, would not be recognized under U.S. GAAP. As at March 31, 2010, the carrying value of intellectual property would be reduced by $287 (2009 – $430) with a corresponding increase in accumulated deficit.

(e) Joint venture partner's share of net assets of joint ventures:

Under Canadian GAAP, Joint Venture Partners' share of net assets of joint ventures is recorded as a liability before shareholders' equity. For US GAAP purposes, the Joint Venture partners' share of net assets of joint ventures is recorded as a component of shareholders' equity. As at March 31, 2010, total liabilities under Canadian GAAP would be reduced by $13,344 (2009 – $12,603) with a corresponding increase to shareholders' equity. The allocation of net income to the parent company and Joint Venture Partners is presented in the consolidated statement of operations. During the year ended March 31, 2010 under US GAAP, other comprehensive loss was $5,605 (2009 – $5,382; 2008 – $7,318), respectively. The Joint Venture Partners' share of other comprehensive loss was $2,494 (income of $3,659; 2008 – $nil), and the parent company share of other comprehensive loss was $3,111 (2009 – $9,041; 2008 – $7,318) for the year ended March 31, 2010. There were no changes in the Company's interests in its joint ventures during the year ended March 31, 2010 and 2009. A reconciliation of the Joint Venture Partners' share of net assets in joint ventures is as follows:

Balance, March 31, 2007	$ 7,719
Joint Venture Partner's share of net income from joint ventures	5,564
Initial investment in BWI	425
Unrealized foreign exchange on available for sale investment held by CWI	275
Balance, March 31, 2008	13,983
Joint Venture Partner's share of net income from joint ventures	4,221
Joint Venture Partner's share of other comprehensive income	3,658
Dividends paid by Joint Ventures	(9,259)
Balance, March 31, 2009	12,603
Joint Venture Partner's share of net income from joint ventures	7,453
Joint Venture Partner's share of other comprehensive loss	(2,494)
Dividends paid by Joint Ventures	(4,218)
Balance, December 31, 2009	$ 13,344

(f) Cumulative translation adjustment

In 2010, CWI paid a dividend to its joint venture partners of $8,436 (2009 – $18,518; 2008 – $nil). The transaction between CWI and the Company resulted in a reduction in the Company's net investment in CWI. For Canadian GAAP purposes, the Company recognized a foreign exchange gain on the reduction of the net investment and reduced AOCI by a corresponding amount. Under U.S. GAAP, foreign exchange gains or losses arising from a net investment in a foreign operation are recognized in other comprehensive income until the investment is sold. Accordingly, for U.S. GAAP purposes, a foreign exchange gain of $219 (2009 – $793) recognized in net loss for Canadian GAAP is not recognized under U.S. GAAP.

expressed in thousands of Canadian dollars except share and per share amounts | years ended March 31, 2010, 2009, and 2008

(g) Stock-based compensation:

As described in note 15, the Company has granted stock options to certain directors, consultants and employees. On adoption of standards requiring stock options to be recognized at fair value, the Company recognized a cumulative adjustment to accumulated deficit for stock-based compensation related to stock options granted to employees on or after April 1, 2002.

For US GAAP purposes, the Company changed its accounting policy for recognizing stock-based compensation from the intrinsic value method on April 1, 2004 but recognized stock-based compensation expense prospectively.

Accordingly, on adoption of the fair value method for US GAAP purposes, adjustments to accumulated deficit of $2,493, share capital of $68, and additional paid in capital of $2,425 recognized for Canadian GAAP purposes are not recognized for US GAAP purposes. In addition, for US GAAP purposes in years prior to April 1, 2002, the Company recognized stock-based compensation of $2,376 relating to stock options issued to non-employees prior to April 1, 2002.

Additional information about the PSUs issued under the PSU Plans are as follows:

	Units	Weighted average grant date fair value
Unvested, March 31, 2008	528,570	6.69
Units granted	667,815	9.01
Units vested	(47,087)	8.09
Units cancelled	(16,888)	8.29
Unvested, March 31, 2009	1,132,410	8.61
Units granted	105,084	9.10
Units vested	(186,790)	10.89
Units cancelled	(38,286)	10.91
Unvested, March 31, 2010	1,012,418	$ 8.16

The aggregate intrinsic value of the Company's stock option awards and PSUs at March 31, 2010 are as follows:

	2010	2009
Stock options:		
Outstanding	$ 9,165	$ 3,259
Exercisable	4,696	1,313
PSUs:		
Outstanding	$ 19,966	$ 1,302
Exercisable	3,049	813

The total intrinsic value of options and PSUs exercised for the year ended March 31, 2010 was $9,433. As at March 31, 2010, $6,586 of compensation cost relating to share-based payment awards has yet to be recognized in results from operations and will be recognized over a weighted average period of four years.

(h) Income taxes:

Under both Canadian and US GAAP, future income tax assets and liabilities are measured using the income tax rates and income tax laws that, at the balance sheet date, are expected to apply when the assets are realized or the liabilities are settled. In Canada, announcements of changes in income tax rates and tax laws by the government can have the effect of being substantially enacted at the balance sheet date even though they are not yet proclaimed into law. When persuasive evidence exists that the government is able and committed to enacting proposed changes in the foreseeable future, the substantively enacted rate is used to measure the future tax assets and liabilities. Under US GAAP, only the income tax rates and income tax laws enacted at the balance sheet date are used to measure the future income tax assets and liabilities. For the years ended March 31, 2010, 2009, and 2008, enacted rates for US GAAP purposes were equal to rates used for Canadian GAAP purposes.

Income tax recovery (expense) consists of:

	Net income (loss) before taxes and Joint Venture Partners' share of net income from joint ventures	Income tax recovery (expense)		
		Current	Deferred	Total
Year ended Mar. 31, 2010:				
Canada	$ (42,766)	$ (212)	$ (77)	$ (289)
United States	22,075	(10,024)	1,418	(8,606)
Germany	(32)	-	-	-
China	(681)	-	-	-
Australia	116	-	-	-
	$ (21,288)	$ (10,236)	$ 1,341	$ (8,895)
Year ended Mar. 31, 2009:				
Canada	$ (32,739)	$ (460)	$ (2,131)	$ (2,591)
United States	18,958	(3,059)	(1,114)	(4,173)
Germany	(48)	243	-	243
China	(268)	-	-	-
Australia	414	-	-	-
	$ (13,683)	$ (3,276)	$ (3,245)	$ (6,521)
Year ended Mar. 31, 2008:				
Canada	$ (14,760)	$ -	$ (1,164)	$ (1,164)
United States	5,862	(218)	5,855	5,637
Germany	(14)	-	-	-
China	(312)	-	-	-
	$ (9,224)	$ (218)	$ 4,691	$ 4,473

For US GAAP purposes, the Company recognizes the benefit of tax positions when it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. A tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement.

For all periods presented, there is no difference between Canadian and US GAAP as the Company does not believe that any income tax positions taken in its filings are subject to material uncertainty if reviewed by the Canada Revenue Agency, Internal Revenue Service or other tax jurisdiction in which the Company operates. In cases where the Company is charged interest and penalties on uncertain tax positions that do not meet the recognition criteria, the Company includes these in interest expense and other operating expenses, respectively.

expressed in thousands of Canadian dollars except share and per share amounts | years ended March 31, 2010, 2009, and 2008

24. RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING STANDARDS (CONTINUED):

(h) Income taxes (continued):

The following is a summary of the tax years that remain subject to examination by tax jurisdiction:

Canada	Fiscal year 2004 to 2010
United States	Fiscal year 2005 to 2010
Germany	Fiscal year 2003 to 2010
China	Fiscal year 2007 to 2010

In Canada and the United States, if the Company utilizes tax loss carry-forwards in the future, those losses may be challenged in the year they are used even though the year in which they were incurred is barred by statute.

(i) Effect of US GAAP differences:

The effect of the previously discussed accounting differences on total assets, total liabilities and shareholders' equity, net loss, comprehensive loss and loss per share under US GAAP are as follows:

	2010	2009
Total assets, Canadian GAAP	$ 156,117	$ 135,504
Difference in accounting for:		
Intellectual property (d)	(287)	(430)
Unamortized financing costs (b)	537	763
Total assets, US GAAP	$ 156,367	$ 135,837
Total liabilities, Canadian GAAP	$ 71,222	$ 74,546
Difference in accounting for:		
Joint venture partner's share of net assets of joint ventures (f)	(13,344)	(12,603)
Unamortized financing costs (b)	537	763
Total liabilities, US GAAP	$ 58,415	$ 62,706
Shareholders' equity, Canadian GAAP	$ 84,895	$ 60,958
Difference in accounting for:		
Joint venture partner's share of net assets of joint ventures (e)	13,344	12,603
Intellectual property (b)	(287)	(430)
Shareholders' equity, US GAAP	$ 97,952	$ 73,131

	2010	2009	2008
Net loss for the year, Canadian GAAP	$ (37,636)	$ (24,425)	$ (10,315)
Difference in amortization of discount on convertible notes and debt issuance costs (a)(b)	-	-	147
Difference in accounting for inducement fee and unamortized discount on conversion of convertible notes (a)	-	-	(4,424)
Difference in accounting for reclassification of cumulative translation adjustment on dividend paid by joint venture (f)	(219)	(793)	-
Tax recovery on realized and unrealized gain on available for sale securities (c)	77	2,362	1,164
Amortization of intellectual property (d)	143	144	145
Loss for the year, US GAAP	$ (37,635)	$ (22,712)	$ (13,283)
Other comprehensive loss, Canadian GAAP	(3,253)	(7,472)	(6,154)
Difference in accounting for reclassification of cumulative translation adjustment on dividend paid by joint venture (f)	219	793	-
Tax expense on realized and unrealized gain on available for sale securities (c)	(77)	(2,362)	(1,164)
Other comprehensive loss, US GAAP	(3,111)	(9,041)	(7,318)
Comprehensive loss, US GAAP	$ (40,746)	$ (31,753)	$ (20,601)
Basic and dilutes loss per share, US GAAP	$ (1.10)	$ (0.75)	$ (0.53)

There are no differences between Canadian GAAP and US GAAP in total cash flows from operations, investments and financing presented in the consolidated statement of cash flows in any of the years presented.

(j) Additional financial information and disclosures required under US GAAP:

(*i*) Accounts receivable:

A summary of the components of accounts receivable is as follows:

	2010	2009
Customer trade receivable	$ 7,109	$ 2,002
Government funding receivable	1,290	2,968
Due from Joint Venture Partner	1,020	-
Other receivables	2,283	1,511
Allowance for doubtful accounts	(132)	(64)
	$ 11,570	$ 6,417

(*ii*) Accounts payable and accrued liabilities:

A summary of the components of accounts payable and accrued liabilities is as follows:

	2010	2009
Trade accounts payable	$ 7,718	$ 8,802
Accrued payroll	3,037	2,670
Accrued interest	403	403
Income taxes payable	2,604	2,236
Other	140	248
	$ 13,902	$ 14,359

expressed in thousands of Canadian dollars except share and per share amounts | years ended March 31, 2010, 2009, and 2008

(iii) **Warranty liability:**

A continuity of the warranty liability is as follows:

	2010	2009	2008
Balance, beginning of year	$ 24,591	$ 9,157	$ 6,971
Warranty claims	(15,357)	(9,254)	(2,333)
Warranty accruals	18,791	17,105	6,534
Change in warranty estimates	(2,246)	4,317	(1,292)
Impact of foreign exchange	(4,498)	3,266	(723)
Balance, end of year	$ 21,281	$ 24,591	$ 9,157

(iv) **Cost of revenue:**

Cost of revenue related to product revenue for the year ended March 31, 2010 was $71,463 (2009 – $78,290; 2008 – $37,157) and cost of revenue related to parts revenue was $17,889 (2009 – $12,730; 2008 – $11,866).

(v) **Other disclosures**

Deferred revenue is included in other long-term liabilities on the balance sheet for Canadian GAAP purposes and disclosed in note 11. Under US GAAP, this amount would be presented separately on the balance sheet.

From time to time, the Company performs research and development for unrelated parties. The Company receives revenue for such research and development activities from these parties based on contractual arrangements. These arrangements generally require the Company to perform certain specific activities, and revenue is received as the activities are performed. Revenue received is not repayable, irrespective of the outcome of the activities. There were no material research and development arrangements in progress as at March 31, 2010 or 2009. During the year ended March 31, 2010, the Company earned revenue of $195 (2009 – $793; 2008 – $1,172) related to such activities. Costs expensed related to these activities were $10 (2009 – $442; 2008 – $721).

(k) Adoption of new accounting procedures:

On July 1, 2009, the Accounting Standards Codification ("ASC") became the Financial Accounting Standards Board's ("FASB") officially recognized source of authoritative GAAP, superseding existing FASB, the American Institute of Certified Accountants, the Emerging Issues Task Force and related literature. Rules and interpretive releases of the SEC under the authority of federal securities law are also sources of authoritative GAAP for SEC registrants. All other accounting literature is considered non-authoritative. The change to the ASC affects the way companies refer to GAAP in financial statements and accounting policies. Citing particular content in the ASC involves specifying the unique numeric path to the content through the Topic, Section and Paragraph structure. This standard was effective prospectively for reporting periods ended after September 15, 2009 and, accordingly, the Company adopted it during the third quarter of fiscal 2010. The adoption of this standard did not have an effect on the Company's consolidated financial position, results of operations or cash flows.

On April 1, 2009, the Company adopted a new US accounting standard for business combinations. The standards broaden the scope of a business combination to all transactions in which an entity obtains control over another entity. The new standard provides further guidance on the recognition of identifiable assets and liabilities and the measurement of goodwill. The new standard did not affect the consolidated financial statements on adoption.

On April 1, 2009, the Company adopted a new US accounting standard for non-controlling interests. The new standard clarifies the definition of a non-controlling interest, requires non-controlling interests to be presented as part of equity on the balance sheet, changes the way the consolidated income statement is presented, establishes a single method of accounting for a change in a parent's ownership interest in a subsidiary, and provides for further disclosures in the consolidated financial statements. On adoption, the Company reclassified the amount for Joint Venture Partners' share of net assets of joint ventures to equity. The Company has also disclosed additional details on the joint venture partners' share of other comprehensive income as required under the new standard.

On April 1, 2009, the Company adopted new US disclosure standards related to disclosures about derivative instruments and hedging activities. The new standard requires enhanced disclosures about an entity's derivative and hedging activities but did not impact the Company's financial disclosure or presentation.

On April 1, 2009, the Company adopted a new US accounting standard for accounting for convertible debt instruments, which changed the accounting treatment for convertible debt securities that may settle fully or partly in cash. The new standard requires bifurcation of convertible debt securities into a debt component that is initially recorded at fair value and an equity component that represents the difference between initial proceeds from the issuance of the instrument and the fair value allocated to the debt component. The debt component is then subsequently accreted to par value over its expected life. The new standard must be retroactively applied to all periods presented, even if the instrument has matured, converted or has been otherwise extinguished as of the effective date of the standard. The new standard did not have a material effect on the consolidated financial statements at the date of adoption.

On April 1, 2009, the Company adopted new US interpretive guidance related to determining whether an instrument (or an embedded feature) is indexed to an entity's own stock. The guidance requires an entity to use a two-step approach to evaluate whether an equity-linked financial instrument (or embedded feature) is indexed to its own stock, including evaluating the instrument's contingent exercise and settlement provisions. The guidance did not have a material impact on the consolidated financial statements.

The following new US accounting standards were effective for interim periods ending on or after June 15, 2009. These pronouncements did not have a material impact on the consolidated financial statements.

A new US accounting standard related to recognition and presentation of other-than-temporary impairments require entities to separate an other-than-temporary impairment of a debt security into two components when there are credit related losses associated with the impaired debt security for which management asserts that it does not have the intent to sell the security, and it is more likely than not that it will not be required to sell the security to recovery its cost base. The amount of the other-than-temporary impairment from credit losses is recognized in net income and the amount of other-than-temporary impairment related to other factors is recorded in other comprehensive income.

A new US accounting standard related to determining fair value when volume and level of activity for an asset or liability have significantly decreased and identifying transactions that are not orderly, amends existing accounting standards to provide additional guidance on estimating fair value when there has not been a significant decrease in the volume and level of activity for the asset or liability in relation to the normal market activity. In addition, the new standard provides additional guidance on situations that may indicate that a transaction for the asset or liability is not orderly.

A new disclosure standard related to interim disclosures about fair value of financial instruments requires disclosures about fair value of financial instruments in interim financial statements.

expressed in thousands of Canadian dollars except share and per share amounts | years ended March 31, 2010, 2009, and 2008

24. RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING STANDARDS (CONTINUED):

(k) Adoption of new accounting procedures (continued):

In May 2009, the FASB issued a new US accounting standard establishing general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In particular, ASC 855 sets forth the period after the consolidated balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the consolidated financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its consolidated financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. The Company has determined that the standard did not have any impact on its consolidated financial statements.

(l) New accounting pronouncements:

In June 2008, the FASB issued a new US accounting standard related to variable interest entities which amends accounting standards for determining whether an entity is a variable interest entity and modifies the methods allowed for determining the primary beneficiary of a variable interest entity. In addition, this new accounting standard requires ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity and enhanced disclosures related to an enterprise's involvement in a variable interest entity. We are required to adopt this new standard on April 1, 2010. The Company is currently in the process of assessing the impact that the standard may have on our financial statements.

In October 2009 the FASB issued a new accounting standard on Multiple-Deliverable Revenue Arrangements. The new guidance provides a more flexible alternative to identify and allocate consideration among multiple elements in a bundled arrangement when vendor-specific objective evidence or third-party evidence of selling price is not available. The new guidance requires the use of the relative selling price method and eliminates the residual method to allocation arrangement consideration. Additional expanded qualitative and quantitative disclosures are also required. The guidance is effective prospectively for revenue arrangements entered into or materially modified in years beginning on or after June 15, 2010. We are assessing the potential impact that the adoption of the new standard may have on our financial statements.

25. SUBSEQUENT EVENTS

On April 14, 2010, 790,614 warrants previously issued to Industry Canada, a department of the Government of Canada, were exercised at a price of $10.65 per warrant generating $8.4 million in cash for the Company.

SHAREHOLDER INFORMATION

WESTPORT DIRECTORS

John A. Beaulieu [1] [2] [3] [5]
Chairman of the Board of Directors, Westport Innovations Inc.
Vancouver, Washington, U.S.A.

Warren J. Baker [3] [4]
President, California Polytechnic State University
Avila Beach, California, U.S.A.

Henry F. Bauermeister Jr. [1] [2] [5]
Director, Westport Innovations Inc.
Lee's Summit, Missouri, U.S.A.

M.A. (Jill) Bodkin [1] [2]
Chair and Chief Executive Officer, Golden Heron Enterprises
Vancouver, British Columbia, Canada

David R. Demers [4]
Chief Executive Officer and Director, Westport Innovations Inc.
West Vancouver, British Columbia, Canada

J. Michael Gallagher [5]
Senior Adviser and Director, Westport Innovations Inc.
Vancouver, British Columbia, Canada

Dezsö J. Horváth [1] [2] [3] [4]
Dean and Tanna H. Schulich Chair in Strategic Management,
Schulich School of Business, York University
Toronto, Ontario, Canada

Sarah Liao Sau Tung [4]
Senior Advisor to the Vice Chancellor of the
University of Hong Kong on Sustainability
Hong Kong, China

Andrew J. Littlefair [4]
President and Chief Executive Officer, Clean Energy Fuels Corp.
Newport Beach, California, U.S.A.

Albert Maringer [4] [5]
President and Chief Executive Officer, Maringer Consulting Alberta Ltd.
Canmore, Alberta, Canada

WESTPORT MANAGEMENT

David R. Demers
Chief Executive Officer
West Vancouver, British Columbia, Canada

William (Bill) E. Larkin
Chief Financial Officer
West Vancouver, British Columbia, Canada

Nicholas C. Sonntag
Executive Vice President, Corporate Development;
President, Westport Asia
Gibsons, British Columbia, Canada

Elaine A. Wong
Executive Vice President, Strategic Development
Vancouver, British Columbia, Canada

[1] Member of Audit Committee

[2] Member of the Human Resources and Compensation Committee

[3] Member of Nominating and Corporate Governance Committee

[4] Member of the Strategy Committee

[5] Member of the OEM Committee

CORPORATE INFORMATION

Westport Shareholder Services

Shareholders with questions about their account—including change of address, lost stock certificates, or receipt of multiple mail-outs and other related inquiries—should contact our Transfer Agent and Registrar:

Computershare Investor Services Inc.
510 Burrard Street, 3rd Floor | Vancouver, British Columbia, Canada V6C 3B9
Tel: 604-661-9400 | Fax: 604-661-9549

Legal Counsel

Bennett Jones LLP | Calgary, Alberta, Canada

Auditors

KPMG LLP Chartered Accountants | Vancouver, British Columbia, Canada

Stock Listing

NASDAQ: WPRT | Toronto Stock Exchange: WPT

Annual Meeting

The Westport Innovations Inc. Annual Meeting of Shareholders will be held on Thursday, July 15th, 2010 at 2:00 p.m. (Pacific) at the Pan Pacific Hotel, 999 Canada Place, Vancouver, British Columbia.

Westport on the Internet

Topics featured in this Annual Report can be found on our websites:

Westport Innovations Inc.	www.westport.com
Westport HD	www.westport-hd.com
BTIC Westport Inc.	www.btic-westport.com
Cummins Westport Inc.	www.cumminswestport.com
Juniper Engines Inc.	www.juniperengines.com

The information on these websites is not incorporated by reference into this Annual Report. Financial results, Annual Information Form, news, services, and other activities can also be found on Westport's website, on SEDAR at www.sedar.com, or at the SEC at www.sec.gov. Shareholders and other interested parties can also sign up to receive news updates:

via email	www.westport.com/investor/email.php
via RSS	www.westport.com/rss
via Twitter	@WestportWPRT

Contact Information / Corporate Offices

101 – 1750 West 75th Avenue | Vancouver, British Columbia, Canada V6P 6G2
Tel: 604-718-2000 | Fax: 604-718-2001 | invest@westport.com

Forward Looking Statements

This document contains forward-looking statements about Westport's business, operations, technology development, and/or about the environment in which it operates, which are based on Westport's estimates, forecasts, and projections. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict, or are beyond Westport's control and may cause actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed in or implied by these forward looking statements. These risks include risks relating to the timing and demand for our products, future success of our business strategies and other risk factors described in our most recent Annual Information Form and other filings with securities regulators. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. Westport disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

www.westport.com

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